Form 40-F
CFM CORP
filed 2003-02-18
CIK 1082433

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

(Check One)

□

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

√

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:

September 28, 2002

Commission File number: 0-30024

CFM CORPORATION

(Exact name of Registrant as specified in its charter)

       Ontario, Canada

3639

        980167018

(Province or other jurisdiction of

(Primary standard industrial classification

(I.R.S. employer identification

  incorporation or organization)

           code number, if applicable)

       number, if applicable)

460 Admiral Boulevard, Mississauga, Ontario, L5T 3A3

(905) 670-7777

(Address and telephone number of Registrant's principal executive office)

[CT Corporation System, 111 Eight Avenue, 13th Floor, New York, New York, 10011

(212) 894-8700]

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class

Name of Each Exchange on Which Registered

N/A

N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common Shares

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

√

Annual Information Form

√

Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  40,588,016

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.            Yes  □        No √

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.    Yes  √            No  □

A.

Undertaking

CFM Corporation (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission ("SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.

Consent to Service of Process

The Registrant has filed previously with the SEC a Form F-X in connection with the Common Shares.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:

February 14, 2003

CFM CORPORATION

By:

/s/ COLIN ADAMSON

Name:

Colin Adamson

Title:

Chairman and Chief Executive Officer

By:

/s/ SONYA STARK

Name:

Sonya Stark

Title:

Director, Legal Affairs, Investor

Relations and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
1.	Annual Information form for the fiscal year ended September 28, 2002
2.	Audited Consolidated Financial Statements of CFM Corporation for the fiscal year ended Sep. 28, 2002
3.	Audited Consolidated Financial Statements of CFM Corporation for the fiscal year ended Sep. 28 2002 Including United States generally accepted accounting Principles (Note 21)
4.	Consent of Ernst & Young LLP
5.	Certification of Chief Executive Officer pursuant to Section 302 of the of the Sarbanes-Oxley Act of 2002
6.	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
7.	Statement relating to effectiveness of disclosure controls and procedures