Form 40-F
period 2004-01-12
CFM CORP
filed 2004-02-13
CIK 1082433

_______________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended	Commission File Number
September 27, 2003	0-30024

CFM CORPORATION
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada	3639
(Province or other jurisdiction of	(Primary Standard Industrial
incorporation or organization)	Classification Code Number (if applicable))

460 Admiral Boulevard	CT Corporation System
Mississauga, Ontario, Canada L5T 3A3	111 Eighth Avenue
(905) 670-7777	New York, NY 10011
(212) 894-8700

(Address and telephone number of	(Name, address (including zip code) and
Registrant's principal executive offices)	telephone number (including area code) of agent
for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form                     [X] Audited annual financial statements

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at September 27, 2003, 40,399,627 Common Shares were outstanding

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes _____         No     X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes     X            No _____

CFM CORPORATION

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED SEPTEMBER 27, 2003

February 9, 2004

This Annual Information Form, including all documents incorporated by reference herein, contain forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence and the level of housing starts, demographics, the Company's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and labour, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in the reports and disclosure documents filed by the Company with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this Annual Information Form are made as of February 9, 2004, or as otherwise noted, and the Company disclaims any intention or obligation to update or reverse any statements made herein, whether as a result of new information, future events or otherwise.

Annual Information Form
February 9, 2004

TABLE OF CONTENTS

CORPORATE STRUCTURE	1
NAME AND INCORPORATION	1
INTERCORPORATE RELATIONSHIPS	1

GENERAL DEVELOPMENT OF THE BUSINESS	2
THREE YEAR HISTORY	2
TRENDS, UNCERTAINTIES AND RISKS	4
General Economic Conditions, Consumer Confidence and Level of Housing Starts	4
Demographics	4
Ability to Develop New Products	5
Patent Protection	5
Weather and Related Customer Buying Patterns and Manufacturing Issues	5
Industry Capacity	6
Product Liability	7
Availability of Gas and Gas Prices	7
Mass Merchant Consolidation	7
Credit and Collection	8
Supply and Cost of Raw Materials, Purchase Parts and Labour	8
Cost of Certain Employee Benefits	8
The Inability to Increase Selling Prices as Costs Increase	9
Competition	9
Foreign Currency Fluctuations	9
Government Regulation	10

NARRATIVE DESCRIPTION OF THE BUSINESS	11
GENERAL..	11

Principal Markets	11
(i) The North American Hearth Products Market	11
Gas Fireplaces	11
Wood-Burning Fireplaces	12
Electric Fireplaces and Stoves	13
Space Heating Products	13
(ii) The North American Barbeque Products Market	13
Gas Barbeque Grills	14
Charcoal Barbeques	14
Barbeque Replacement Parts and Accessories	15
Principal Products	15
Gas Fireplaces	15
Free-Standing Stoves	16
Wood-Burning Fireplaces	16
Electric Fireplaces and Stoves	16
Space Heaters	17
Gas Logs	17
Hearth Accessories	17
Barbeques, Barbeque Parts and Accessories and Smokers	17
Other Products	18
Outdoor Garden Accessories and Other Products	18
U.K. Hearth Products	18
Water Filtration and Dispensing	19
Water Purification Products	19
Air Treatment Products	19

- i -

Annual Information Form
February 9, 2004

TABLE OF CONTENTS
continued...

Method of Distribution	19
Canada	20
United States	20
Sales by Product Category	21
Competitive Conditions	21
New Products	23
Sources of Supply	24
Intangible Properties	24
Seasonality and Cyclicality	25
Hearth and Heating Products	25
Barbeque Products	26
Environmental Matters	26
Employees	26
Foreign Operations	27

SELECTED CONSOLIDATED FINANCIAL INFORMATION	28
ANNUAL RESULTS	28
DIVIDENDS	28

MANAGEMENT'S DISCUSSION AND ANALYSIS	29
Introduction	29
Results of Operations	30
Gross Profit	31
Selling, Administrative, Research and Development	32
Restructuring costs	32
EBITDA before restructuring costs	33
Net Interest Expense	33
Net Income	34
Earnings per Share	34
Quarterly Financial Results	35
Cash Flow	35
Financial Position, Liquidity and Capital Resources	36
Trends, Risks and Uncertainties	38
Outlook	38
Change in Reporting Currency	39

MARKET FOR SECURITIES	40

DIRECTORS AND OFFICERS	41
NAME, ADDRESS AND OCCUPATION	41
Term of Office	44
Voting Securities	44
Committees	44

ADDITIONAL INFORMATION	45

- ii -

Annual Information Form
February 9, 2004

CORPORATE STRUCTURE

NAME AND INCORPORATION

CFM Corporation ("CFM") is the continuing corporation formed through the amalgamation under the Business Corporations Act (Ontario) on October 1, 1997 of CFM and its then wholly-owned subsidiary, The CFM Majestic Products Company Inc. The predecessor corporations were each incorporated under the Business Corporations Act (Ontario) on February 13, 1992, in the case of CFM, and on October 8, 1986, in the case of The CFM Majestic Products Company Inc. On February 19, 1998, the articles of CFM were amended to divide the common shares of CFM on a two-for-one basis and on February 12, 2002 the articles of CFM were amended to change the name of CFM from "CFM Majestic Inc." to "CFM Corporation".

The address of the registered and principal office of CFM is 460 Admiral Boulevard, Mississauga, Ontario, L5T 3A3.

INTERCORPORATE RELATIONSHIPS

CFM carries on its operations directly and through two operating subsidiaries, The Vermont Castings Majestic Products Company and CFM Europe Limited, and through a general partnership, CFM Keanall. The Vermont Castings Majestic Products Company is a Delaware corporation that is wholly owned indirectly by CFM. CFM Europe Limited is a United Kingdom corporation that is wholly owned directly by CFM. CFM Keanall is an Ontario general partnership of which CFM and CFM Keanall Inc., a wholly-owned subsidiary of CFM, are partners.

Unless the context requires otherwise, the term the "Company" when used herein refers to CFM Corporation and its subsidiaries on a consolidated basis; the term "CFM" refers to CFM Corporation separately; the term "VCMP" refers to The Vermont Castings Majestic Products Company; the term "CFM Europe" herein refers to CFM Europe Limited, the term "Keanall" herein refers to CFM Keanall, the term "TGO" herein refers to The Great Outdoors Grill Company, a predecessor to VCMP and the term "Greenway" herein refers to Greenway Home Products, a division of CFM. The Company currently intends to change the name of The Vermont Castings Majestic Products Company to "CFM US Corporation" and intends to change the name of CFM Keanall to "CFM Mass Merchant Group"; however, these changes are not expected to be implemented until late February, 2004. As these new names are not effective as of the date of this Annual Information Form, the current names for these entities will be referred to throughout.

Annual Information Form
February 9, 2004

GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

The Company is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. The Company designs, develops, manufactures and distributes a line of hearth and heating, barbeque and outdoor and water purification, dispensing and filtration products. The Company maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

The Company's market position is due primarily to continual product development together with an ability to effectively market its products to a wide range of consumers through regional distributors, specialty retail dealers, mass merchants and other such retailers and distributors who commonly act as intermediaries between end consumers and manufacturers of such products. It is the Company's policy to review acquisition opportunities on an ongoing basis, specifically acquisition opportunities that would compliment its growth strategy, including broadening the categories of products it offers and extending its market coverage. The Company's growth over the past three years has been primarily attributable to product innovation and acquisitions.

In January 2001, the Company developed a new line of premium private branded barbeque grills specifically for the mass merchant market. These grills feature stainless steel burners, sculpted cast iron caps and high quality stainless steel and porcelain finishes. In October 2001, the Company completed development of a 125,000 square foot facility dedicated to manufacturing barbeques, which supported the Company's expansion into the mass merchant market and provided a dedicated facility for all barbeque manufacturing. This barbeque facility is located at 350 Admiral Boulevard on the same campus as three of the Company's other facilities in Mississauga. In November, 2001, the Company received from two of North America's largest mass merchant retailers commitments to participate in the Company's barbeque program at various price points for its newest line of barbeques. The commitments to participate in the barbeque program do not obligate the mass merchants to submit purchase orders and in any year the level of purchase orders actually submitted by these types of customers subsequent to committing to the barbeque program for such year, will depend upon, among other factors, inventory at the customer level and the rate at which early shipments of products included in the program sell through the stores. The participation by the mass merchants in question in the Company's barbeque program resulted in significant sales in fiscal 2002 and fiscal 2003. Accordingly, given the potential large sales volumes from these types of customers in any year, management of the Company believes that these commitments represent a significant opportunity for the Company's barbeque products in any year.

In March 2001, the Company launched a new line of electric fireplaces and injection molded plastic electric stoves. This new line of electric products further extended the Company's expansion into the mass merchant market by supplementing the categories of products offered in this channel, thereby furthering the transition of the Company from primarily a manufacturer of hearth and heating products into a consumer products company offering a broad range of home leisure products. The new line of electric fireplaces and stoves were particularly well suited to distribution through mass merchants, needing no installation expertise and being priced below traditional hearth products. Given the preference of certain large mass merchant customers to purchase a larger range of products from a fewer number of suppliers, the addition of the electric fireplaces and stoves to the Company's portfolio, further enhanced its opportunities in this retail channel.

Annual Information Form
February 9, 2004

In connection with the Company's continuing expansion into mass merchant channels, in January 2002, CFM acquired all of the issued and outstanding shares of Keanall Holdings Limited of Mississauga, Ontario. Keanall is a leading manufacturer and distributor of quality gas grill replacement parts and accessories to a number of North America's largest retailers that serve the recreational and home improvement market. This acquisition further extended the range of barbeque products that the Company supplies to its customers and added a number of important categories of accessory products to the Company's barbeque portfolio, thereby positioning the Company as a full-line barbeque products supplier.

In October 2002, CFM acquired all of the issued and outstanding shares of Greenway Home Products Inc. of Guelph, Ontario. Greenway is an emerging and rapidly growing participant in the residential water dispensing, purification and air treatment products market, offering a line of innovative water filtration and dispensing appliances. Management of the Company expects this acquisition to form the platform for CFM's water products business.

In the wake of the Company's acquisition of Keanall Holdings Limited and given the significant growth of its sales in the mass merchant channel, the Company implemented a new enterprise resource planning software package at Keanall in December, 2002 and intends to extend such implementation across its other mass merchant operations. The acquisition of this software package and the completion of its implementation is significant in that the new system contains a number of advanced capabilities not present in the Company's existing enterprise planning software, which additional capabilities will allow the Company to better service its mass merchant customers.

In October 2003, the Company purchased certain assets of Temtex Industries Inc., a Delaware corporation, ("Temtex"), and its subsidiary, Temco Fireplace Products Inc., a Texas corporation ("Temco"), as well as all of the issued and outstanding shares of its subsidiary Temcomex S.A. de C.V., a Mexican corporation ("Temcomex"), in an auction held in the United States Bankruptcy Court for the Central District of California. Temtex was a manufacturer of a line of fireplace products sold under the "Temco" brand with manufacturing facilities in Tennessee and Mexico. This acquisition provided CFM with enhanced market coverage in the new home construction market in the South West United States, an established line of fireplace products, including a developed portfolio of vent-free products, as well as a well established manufacturing presence in Mexico. The ability to produce products at facilities in Mexico affords the Company an opportunity to realize cost savings in its business through labour savings derived from transferring production of product lines from higher wage cost locations to the facility in Mexico.

The Company believes that it is well positioned for future growth opportunities. With a broad portfolio of products in the hearth and heating product markets and the barbeque and outdoor product markets, and its emerging water business, the Company is positioned to expand geographically and within existing and new channels of distribution. The Company also believes that its continued commitment to technological innovation to expand the convenience, aesthetics and functionality of its products, as well as its broad knowledge of, and established relationships in, the distribution channels through which its products are sold, will sustain its competitive advantage in the future. In addition, in October, 2003, the Company announced its intention to proceed with a restructuring of its operations that will focus on streamlining the processes and facilities which serve the Company's mass merchant customers and on improving the cost structure of the Company's manufacturing operations through potential product line rationalization and through the transfer of the manufacturing of certain product lines to low wage cost locations. The completion of this reorganization is expected to result in significant annual cost savings for the Company, which cost savings should improve the Company's profitability and provide it with an enhanced ability to

Annual Information Form
February 9, 2004

pursue growth opportunities. Further discussion of the restructuring, including a discussion of its financial impact, can be found in the "Management's Discussion and Analysis".

TRENDS, UNCERTAINTIES AND RISKS

CFM is subject to a number of the usual risks and trends associated with operating in a durable consumer products industry. These risks and trends include:

General Economic Conditions, Consumer Confidence and Level of Housing Starts

Demand for the Company's products is affected by general economic conditions influencing the level of consumer confidence and the level of housing starts. Reduced new home construction activity, as a result of high interest rates or other economic factors, can lead to a reduction in sales by the Company in the hearth and heating market segment. In addition, reduced consumer spending on home improvement items, as a result of interest rate factors or other economic developments, can lead to a reduction in sales by the Company at the retail and mass merchant levels. The Company has taken steps to reduce these risks by diversifying its product portfolio. The Company's barbeque parts and accessories products are less affected by the general state of the economy since, in management's opinion, in a strong economy consumers will tend to purchase new barbeques and barbeque accessories and in a weak economy consumers will tend to purchase barbeque replacement parts, given the relative lower costs of these expenditures. Similarly, demand for the Company's water purification, filtration and dispensing appliances is less sensitive to general economic conditions, given increasing consumer concerns regarding water quality; however, Greenway's other products, such as portable icemakers and air treatment appliances, involve a greater level of discretion on the part of consumers and, therefore, sales of these products can be influenced by reduced consumer spending levels. With the expansion into barbeque, barbeque replacement parts and accessories and water purification, filtration and dispensing appliances, management believes the Company is positioned to be successful in a variety of economic conditions, although there can be no assurances that reductions in earnings as a result of reduced sales in specific product categories will be fully offset as a result of increased sales in other product categories.

Demographics

Management believes that demographic trends, such as the tendency of aging, affluent baby-boomers to spend more leisure time in larger, better-appointed homes, patios and gardens will contribute to the Company's growth. Management believes that these consumers will be drawn to gas and electric hearth products for their elegance, performance and convenience. Management also anticipates that demand for the Company's increasingly diverse line of other home products, such as the Company's barbeque products, indoor and outdoor space heaters and garden accessories, is poised for growth due to the same demographic trend.

Ability to Develop New Products

Annual Information Form
February 9, 2004

The Company's market position is primarily the result of its ability to effectively anticipate consumer habits and expectations and develop new or modified products in a timely fashion to satisfy these expectations. New product introductions represent a significant portion of gas hearth and barbeque product sales in any given year and management believes that new product introductions will continue to sustain the Company's market share and revenue growth in these parts of its business. While the Company continues to invest significant resources into new product development, should the Company's ability to successfully develop and introduce new products in relation to its competitors be constrained in the future, its results of operations and financial condition could be negatively affected.

Patent Protection

The Company continually develops and improves its products and technological processes and management believes that this will enable it to maintain its competitive position. In light of the continuous nature of these developments, the Company does not, except perhaps in the case of substantial improvements, intend to apply for patents covering most of these processes. Consequently, no assurance can be given that others will not independently develop substantially similar technology or that the Company can meaningfully protect such unpatented trade secrets. In addition, even though the Company's current strategy is not focused on patent protection, there can be no assurance that any of the Company's issued patents will be held valid and enforceable, if challenged, or that a competitor will not be able to circumvent an issued patent by the adoption of a competitive, though non-infringing, product or process. Also, no assurance can be given that others do not have or will not obtain patents that the Company would need to license, or that if such a license is required it would be available on reasonable terms, or that if a license is not obtained, that the Company will be able to circumvent, through a reasonable investment of time and expense, such outside patents. From time to time the Company has been involved in patent-related litigation that has resulted in the incurring by the Company of significant legal costs. While the Company considers such litigation to be outside the ordinary course of its business, there can be no guarantee that similar claims will not be advanced against it in the future.

Weather and Related Customer Buying Patterns and Manufacturing Issues

Management believes that there have been trends towards more moderate autumn and winter temperatures throughout many parts of North America in recent years. Record warm temperatures throughout these areas in the falls of 2001, 2002 and 2003 had a negative impact on the Company's sales growth as the weather resulted in lower demand for hearth and heating products in the Company's retail hearth and distribution channels. While the Company believes that opportunities for growth in the hearth products and space heating markets remain, recent trends towards more moderate fall and early winter temperatures throughout much of North America create risks of reduced demand for the Company's products. Similarly, for barbeque products, the weather can have an impact on the sales of these products. Barbeque sales are adversely effected by cold and/or wet spring weather as most sales to the Company's customers are made between January and June.

Weather may also extend or delay consumer purchases of certain products. For example, the cold winter temperatures that finally arose in December 2002 and January 2003 extended the hearth and heating season but delayed the commencement of the barbeque season. The Company is able to manage this risk by offering products in both the hearth and heating products category and the barbeque and outdoor products category.

Certain of the Company's customers, particularly mass merchant retailers and distributors, do not generally commit to purchase specific product quantities at the commencement of their selling season

Annual Information Form
February 9, 2004

and, instead, typically provide the Company with a non-binding forecast, subsequently issuing purchase orders for their specific requirements on a weekly basis, in most cases. Most of these retailers start their selling season, whether it be fall or spring, with an initial order designed to stock their stores and provide inventory for initial consumer demand. If there is an abnormally warm fall or a wet, cold spring, this initial inventory may be sufficient to fulfill consumer demand at the retail level for a longer period of time, potentially reducing re-order activity from these customers and, consequently, reducing the Company's sales to these customers for the season. Conversely, cold fall months and an early warm, dry spring will have the potential to increase customer re-order activity and, thus, increase the Company's sales.

The prospect of unseasonal weather effects the Company's manufacturing operations in that it limits the Company's ability to level load its manufacturing facilities. Since unusual weather conditions are difficult to predict, certain of the Company's facilities may need to pre-build more products than planned in order to allow the Company to react to peak seasonal demands. The cornerstone of the Company's ability to adjust its manufacturing operations to consumer demands in the face of unseasonal weather patterns is the ability of the Company to communicate with its customers in relation to emerging patterns of demand for products during the fall or spring selling seasons. Although the Company's manufacturing capacity is flexible, and although the Company invests considerable resources in customer communication (both human resources as well as communication tools and software), in periods where seasonal consumer demands vary significantly from traditional patterns, either due to unseasonal weather or otherwise, there is a risk of the Company's manufacturing operations being misaligned with demand at the retail level, resulting in conditions of under-supply, where the Company risks the loss of key customers due to its inability to meet their requirements, or over-supply, where the Company is forced to carry abnormally high inventories. The Company's manufacturing facilities are designed to compliment each other and thus the Company is generally able to transfer production capacity in relation to most product categories amongst facilities during peak periods.

Industry Capacity

There is currently over-capacity in the North American hearth products industry and such over capacity could lead to increased price competition among large industry participants, which price competition could negatively impact the Company's gross margins. Management believes that there is an increasing number of lower priced hearth, heating and barbeque products being imported from Asia and other developing countries which is resulting in increased price competition in these product categories. The Company is managing this risk by manufacturing hearth products in Mexico and developing relationships with several Asian manufacturers, which will allow the Company to offer lower priced products. The North American water products industry, due to its fragmented nature and the growth of imported products, has an abundance of capacity in all segments of dispensing, filtration and purification products. This over-capacity could lead to price competition in one or all segments resulting in lower gross margins for the Company. Given the focus on research and development, and the resulting proprietary technology in the purification segment, management believes that this segment is the least vulnerable to price competition.

Product Liability

The sale and use of some of the Company's products creates a risk of product liabilities. Although the

Annual Information Form
February 9, 2004

Company currently maintains product liability insurance which it believes to be adequate for its present operations, and although product liability claims have not historically had a material effect on the Company's business or financial condition, there can be no guarantee that the Company will not become subject to significant claims or product recalls in the future resulting in increased claim or insurance costs. The Company has continued to expand and develop its portfolio of products and its market share in vent-free hearth and space heating products. The nature of these products increases the risk of misuse by consumers and, while the Company engages in appropriate procedures to reduce, and minimize the impact of, product liability claims, the Company has experienced a higher proportion of claims in relation to vent-free products when compared to other product categories.

Availability of Gas and Gas Prices

A substantial portion of the Company's revenues are derived from sales of gas, propane and kerosene fuelled products and related accessories. Major changes in the prices and availability of natural gas, propane or kerosene may affect the demand for the Company's products which require these fuels.

Mass Merchant Consolidation

An increasing portion of the Company's revenues are generated from mass merchant customers. There is a trend toward increased concentration in the mass merchant channel through continued retailer consolidation. For the year ended September 27, 2003, 3 customers represented 41% of total sales. In the future, as the Company's sales to this type of customer grow, the risk increases that the loss of revenue from one or more of these customers, whether as a result of changes in purchasing patterns on the part of these customers or a loss of one or more such customers, could adversely effect the Company's operating results. The large mass merchant customers are generally susceptible to consumer spending cycles as they are impacted by general economic conditions and a reduction in mass merchant buying practices as a result of general economic conditions could adversely impact the Company's sales in this channel. The Company's operating results in the year ended September 27, 2003 were negatively affected by a loss of hearth product placement at one of these mass merchant customers. The substantial purchasing power exercised by these large customers may adversely affect the prices at which the Company can successfully offer its products and, consequently, its overall revenues. In addition, there is an increasing trend among large mass merchant accounts to use the leverage provided by their large buying volumes to obtain more favourable product return programs from suppliers. This increases the risk that the Company will be subject to higher levels of product returns in these distribution channels that could effect the Company's gross margins. It is not the Company's policy or practice to accept significant returns of excess or overstocked inventory from customers; however, a certain level of product returns is inevitable in the normal course of doing business with large mass merchant customers. The Company actively engages in a process of monitoring the level of store inventories carried by its mass merchant customers during their selling seasons in order to enable it to better manage the order fulfillment process with its customers as a means of reducing potential returns. In spite of the risks that are inherent in its significant presence in the mass merchant channel, the Company believes that the broad geographic coverage, high consumer traffic and large sales volume generated by these customers provides significant opportunities for the Company to increase its sales.

Credit and Collections

While the Company believes that it maintains appropriate credit controls and policies, given the large

Annual Information Form
February 9, 2004

sales volumes generated by its customers, in light of the increasing trend towards consolidation in the mass merchant channel, and also in other retail channels, the Company could become exposed to an increased risk of uncollectible accounts that could have a material adverse effect on its financial results. The Company has in the past had to write-off as uncollectible certain mass merchant receivables in connection with the bankruptcy of such mass merchants, although these amounts have not historically been material.

Supply and Cost of Raw Materials, Purchased Parts and Labour

The Company relies on a stable and consistent supply of materials and finished goods in carrying out its operations. The Company secures its supply of steel, aluminum, glass, gas valves and various other components from various suppliers on an ongoing basis at negotiated prices. In addition, sales of the Company's space heating products, water appliances and various barbeque products depend on a consistent supply of finished goods from manufacturers in Asia, specifically in South Korea, Taiwan and China, who produce these products. The availability and pricing of these goods are negotiated by the Company on an annual basis. Although the Company does not currently foresee difficulties in obtaining these items, an interruption in the availability of these raw materials or finished goods, whether it be due to geopolitical factors in certain parts of the world, other factors not within the control of the Company or otherwise, or significant increases in the prices paid by the Company for them, could have a material effect on the Company's business.

Although the Company's growth has enabled it to obtain lower component costs through negotiated pricing for consolidated volumes, the pricing of certain commodities, such as steel, are still largely driven by overall market conditions and increases in the cost of these components can increase the Company's manufacturing costs.

Although the Company believes its employee relations to be good, certain of the Company's employees are unionized. Any labour disputes, particularly those resulting in a strike, could have a material adverse effect on the Company's operations and financial results.

Costs of Certain Employee Benefits

A significant number of the Company's employees are resident in the United States. In order to attract and retain employees in the United States, the Company must offer employment benefits that are appropriate and competitive in the labour markets where its facilities are located. The costs of providing these benefits to U.S. employees, particularly medical benefits, represent a significant expense to the Company over which the Company has limited control and is an expense that has been increasing in recent years. Management of the Company believes that the cost of these benefits will continue to increase as its workforce in the United States ages and such cost increases could have a material effect on the Company's results of operations.

The Inability to Increase Selling Prices as Costs Increase

The Company's ability to increase the prices of its products is constrained by a number of factors. A significant portion of the Company's sales are to distributors who service new home builders and these

Annual Information Form
February 9, 2004

customers must provide quotations to new home builders in respect of construction projects that will not commence for 12 to 15 months in the future. Accordingly, the Company's pricing to this type of customer is not generally variable to allow for short-term material cost increases, given the extensive lead times that form the basis for these customers' businesses. In addition, mass merchant customers do not generally accept price increases in respect of products forming part of their current programs. This inability to increase prices will become more pronounced as the Company's sales to mass merchant customers increases. The Company's commitment to product development helps it to mitigate this risk by allowing it to continually introduce new products with added features and values that can command higher pricing from these customers.

Competition

In the North American hearth products market, the Company competes with numerous other manufacturers on both a national and regional basis. Many of these competitors are well-established and focused on particular product category strengths. Other manufacturers have a strong regional presence and are emerging as competitors on a national level. Given the broad range of distribution channels through which a number of the Company's products are marketed, the competitive conditions facing the Company in the hearth products market becomes more pronounced as a larger number of manufacturers have a broader range of options for bringing their products to market.

The barbeque market is very competitive across most price points. While the Company believes that its broad product portfolio and its ability to offer high value, innovative designs represent competitive advantages, continued competition from off-shore products could erode some of the Company's sales to its larger customers. The Company is managing this risk by developing relationships with Asian manufacturers which management believes will allow the Company to offer lower priced products manufactured in Asia to customers in its distribution channels.

Foreign Currency Fluctuations

As the Company continues to expand the scope of its activities in foreign markets, it becomes exposed to a greater degree of foreign exchange risk. The Company has exposure to exchange rate changes as a result of its net investment in foreign subsidiaries. Effective for the first quarter of its 2004 fiscal year, the Company will commence reporting its financial results in U.S. dollars. As a result, any weakening in the value of the Canadian dollar or British pound against the U.S. dollar may result in lower earnings and would result in lower revenue for the Company from the translation of revenue and earnings of its Canadian and U.K. operations into U.S. dollars.

The Company also imports certain products from South Korea, Taiwan and China. While purchases from Korea are denominated in U.S. dollars, the Company is subject to adjustments in product pricing, either favourable or unfavourable, depending on the relationship of the Korean won, to the U.S. dollar. While the Company is not subject to specific price adjustments in connection with its purchases from China and Taiwan, exchange rate fluctuations which are unfavourable to the applicable suppliers could have an effect on product pricing available in connection with the Company's subsequent negotiations with these suppliers. Accordingly, significant strengthening of the Korean, Taiwanese and Chinese currencies against the U.S. dollar could result in lower earnings for the Company.

The Company manufactures certain product components as well as certain finished goods in its Canadian operations with costs denominated in Canadian dollars that are ultimately sold to customers in the United States with sales denominated in U.S. dollars. Any fluctuation in the value of the Canadian dollar relative

Annual Information Form
February 9, 2004

to the U.S. dollar will have an impact on the Company's cost of manufacturing and ultimate gross margin realized on these products. The Company has U.S.$125 million of long-term notes maturing in 2013. The Company has designated these notes as a hedge against its net investment in its U.S. subsidiaries, which primarily mitigates the Company's exposure to Canadian dollar/U.S. dollar exchange rate fluctuations. The Company continues to monitor foreign exchange rates and their impact on its balance sheet and structures borrowings that are efficient on an economic and tax basis.

Government Regulation

The gas fireplace, barbeque and water products markets are affected by government regulation and standards and these regulations are constantly changing. There can be no assurance that the Company's prospects would not be adversely affected in the event of additional regulation in the gas and water industries generally, or in the event of specific regulation of the gas, wood or electric fireplace, barbeque, space heating or water product markets. Potential environmental regulation aimed at curtailing particulate emissions from wood burning fireplaces and stoves, and any other fuel burning products, such as gas fireplaces, stoves, space heaters and barbeques, may have a negative impact on the Company's sales of these products.

Annual Information Form
February 9, 2004

NARRATIVE DESCRIPTION OF THE BUSINESS

GENERAL

The Company is a leading manufacturer of home products and related accessories in North America and the United Kingdom. The Company designs, develops and manufactures a variety of hearth and heating products, barbeque and outdoor products and residential water filtration, dispensing and purification products.

Principal Markets

(i) The North American Hearth Products Market

The North American market for hearth and related heating products and accessories can be divided into two markets: the new home construction market and the remodeling market.

In the new home construction market in recent years, factory built fireplaces and related accessories have obtained a significant share of the fireplace installations traditionally represented by masonry fireplaces constructed on-site, largely due to the fact that factory-built fireplaces are a lower cost alternative to masonry fireplaces. Management of the Company believes that this share is continuing to grow as consumers learn more about the advantages of factory built gas fireplaces and as governments more actively regulate the fireplace industry for environmental and energy conservation reasons, thereby making gas fireplaces more practical and economical for new home builders.

The remodeling market includes a broad range of products most of which can be installed in any room in a home: pre-fabricated fireplaces, fireplace inserts, free-standing stoves, gas log-sets, indoor and outdoor space heaters, and a variety of hearth product accessories, including glass doors, fire screens and wood mantles and surrounds. Alternatively, fireplace inserts or gas logs can be used to convert a traditional wood-burning fireplace into a more convenient, energy efficient use. The Company believes that opportunity for growth exists in the North American remodeling or retrofit market, which continues to experience growth, as consumers become more aware of the advantages of gas hearth and heating products.

Gas Fireplaces

There are two major markets for gas fireplace products - the retrofit market, and the new home construction market. In the retrofit market, zero clearance or free-standing fireplaces or stoves can be installed in almost any room in a home in order to provide ambiance as well as energy-efficient space heating. Alternatively, insert units or gas log sets can be sold to consumers with homes containing traditional wood-burning fireplaces, thereby transforming the fireplace to more energy efficient uses. Gas fireplaces, primarily zero clearance units, are also installed in newly constructed homes.

After consistent growth over the past decade, the Canadian gas retail fireplace market has stagnated over the past few years due to a change in the nature of retail distribution. Historically, utilities promoted, advertised and sold gas hearth products and financed certain installations of such products, whether purchased through the utility or a retail specialty dealer. The deregulation of the Canadian utilities has affected the retail dealers not only through the loss of the utilities' promotion of gas hearth products and the availability of financing for this type of installation, but also because many dealers who had been previously purchased by the utilities were closed. Growth in this market has historically been fueled by a

Annual Information Form
February 9, 2004

better appreciation on the part of consumers of the value that a hearth adds to a home. Today's gas fireplaces and stoves are easier to install and operate, safer and more efficient. The marked improvement in technology over the past decade, specifically in the areas of flame aesthetics and log realism, is one of the factors which drove the changeover to gas hearth products. Management believes that as the Canadian retail market evolves itself in the wake of utility deregulation and puts in place additional promotional programs to replace those lost in connection with the deregulation of the utilities, growth will return.

The gas fireplace market in the United States is less mature than its Canadian counterpart due to the historic preferences on the part of consumers for natural wood heating sources, the reduced need in the southern half of the United States for such sources of home heating and the lower rate of penetration of natural gas as a source of home heating. Nevertheless, management believes that the gas fireplace market in the United States is growing and that as consumers in the United States continue to learn more about the advantages of gas fireplaces, as governments continue to actively regulate the fireplace market through environmental laws and as natural gas becomes more readily available, demand for such products will continue to increase. As a result, management believes that there will in the future be a significant market in the United States for retrofit products to convert existing wood-burning fireplaces to gas.

Management believes that regulatory initiatives may create further demand for gas fireplace products and cleaner burning wood fireplaces. For example, certain areas of Colorado, California, Oregon and Arizona have established policies restricting the burning of wood on certain days when pollution levels are high. In addition, certain state regulations prescribe emission standards for wood burning appliances. Management believes that more areas in the United States will adopt similar policies and regulations, resulting in an increased demand for gas fireplace products and cleaner burning wood fireplaces.

Wood-Burning Fireplaces

Since heat is not as significant a factor in the southern half of the United States as it is in Canada, and since natural gas is not as readily available as in Canada, wood fireplaces have maintained their strong position in these areas as a result of the tradition and ambiance associated with the wood fireplace. However, improved gas fireplace aesthetics and the penetration of this market by vent-free gas fireplaces are slowly eroding the position of wood-burning appliances. Management of the Company believes that gas fireplaces are also capturing greater sales in this market since they are increasingly being used instead of free-standing wood-burning stoves in remodeling applications. In addition, a growing number of wood burning fireplaces in the United States are being converted to gas through the installation of gas log sets as consumers continue to be attracted by the low cost and convenience of these products.

As part of its research and development program, the Company is developing a wood-burning fireplace that will meet the Environmental Protection Agency's requirements for wood-burning fireplaces and continues development initiatives aimed at expanding this product line. The ability to produce such products should enable the Company to respond to regulatory changes in a manner which will serve the market segment which continues to prefer a wood fire.

Although the Company intends to maintain its position in the wood-burning fireplace market, due to the expected continuation of the trend towards gas appliances, management expects that sales of wood-burning fireplaces will represent a smaller percentage of overall sales in future years notwithstanding the fact that fluctuating natural gas prices could result in greater sales of these products from time to time.

Annual Information Form
February 9, 2004

Electric Fireplaces and Stoves

Recent enhancements to the design of electric fireplace products combined with expanded distribution of these products, especially in the mass merchant channel, have significantly increased sales of electric fireplaces. Electric fireplaces represent a new and growing segment of the overall hearth products market and features such as portability, lower cost and ease and flexibility of installation have led to sales of these types of products to consumers who would not have traditionally been buyers of other hearth products, for example, residents of apartments or condominiums. The product improvements made to the Company's line of electric fireplaces have resulted in a more realistic flame appearance and greater acceptance by consumers. As the Company continues to expand this product line and widen its distribution, the Company expects continued growth in sales of these products. The Company expects its sales of electric fireplace products to the new home segment to grow since electric fireplaces are ideally suited for use in high-rise multi-family dwellings.

Space Heating Products

The remodeling market represents the principal market for indoor and outdoor space heating products as consumers who purchase these products generally do so to obtain zone heating solutions for their existing homes. Indoor space heaters can be wall-mounted or free standing and are available primarily in vent free formats. Vent free heaters use a more efficient burner system that avoid the need to discharge products of combustion to the outside of the home and are fueled by natural gas, propane or kerosene. Outdoor space heating products are propane and kerosene fueled and are designed to provide zone heating to a defined space in order to make the use of this space more comfortable in colder temperatures.

Management believes that indoor and outdoor space heating products are complimentary to the Company's hearth products as consumers look to these products as easy and cost effective solutions to their heating needs.

(ii) The North American Barbeque Products Market

The North American barbeque appliance market can generally be divided according to two general product categories: gas barbeques and charcoal barbeques. A third category, electric grills, has emerged in recent years due primarily to open flame regulations in apartments and condominiums, coupled with a desire on the part of consumers in these types of residences to nevertheless participate in the grilling experience; however, these types of products currently represent less than 2% of barbeque and grill industry shipments, based on statistics compiled by the Hearth, Patio and Barbeque Association (the "HPBA").

According to statistics compiled by the HPBA, as of the end of the 2003 barbeque season, 72% of households in the United States owned a barbeque grill. The HPBA estimates that this rate of ownership was 73% at the end of 1989. While these statistics indicate a fairly stable level of barbeque ownership in the United States, there is an increasing trend among consumers to replace their older charcoal or gas barbeques with higher quality gas grills. As evidence of this trend, the HPBA estimates that industry-wide unit shipments of charcoal grills declined 32% between 1985 and 2003. Over the same period, the HPBA estimates that shipments of gas grills increased 166%. Management of the Company does not expect growth rates in sales of gas barbeque products to persist at these levels, nevertheless, management believes that there will be sustainable growth in sales of higher quality, better featured grills as older products continue to be replaced and as consumers purchase additional barbeques for their homes or recreational properties. The HPBA estimates that 64% of barbeques purchased during the 2003 barbecue season were to replace existing barbeques.

Annual Information Form
February 9, 2004

Gas Barbeque Grills

Gas barbeque products are fuelled by either propane or natural gas, with propane currently being the more prevalent application. The HPBA estimates that, as of the end of the 2003 barbeque season, 63% of the grill owners in the United States owned a propane grill as compared to 6% who owned a natural gas grill. There is also a significant level of dual grill ownership in the United States, with the HPBA estimating that, as of the end of the 2003 barbeque season, 39% of households own more than one grill.

Gas grills tend to be more expensive and cover a wide range of price points. Management of the Company generally classifies gas barbeque products according to four price categories. The popular priced category generally covers grills priced between U.S.$99 to U.S.$199. Mid-range gas grill products are generally of higher quality and contain expanded features and are generally priced between U.S.$200 to U.S.$999. The deluxe or high-end category contains grills that sell for anywhere from $1,000 to $3,000. A final category, ultra high-end, would contain grills selling for in excess of U.S.$3,000 and would generally be comprised of very expensive, highly featured products as well as custom designed, built-in barbeques. The HPBA estimates that almost 80% of all grills sold fall into the popular priced category.

Management of the Company believes that as the barbeque market continues to mature, consumers will be inclined to replace aging charcoal and gas grills with more expensive, better-featured gas grills. Given the lower pricing and quality of some charcoal and gas grills, management believes that consumers considering replacing their charcoal and gas grills will be attracted by higher quality grills with added features. In addition, the HPBA estimates that 56% of grill owners in the U.S. use their grills year round. The HPBA estimates that this level increases to 61% for owners of propane grills and to 77% for owners of natural gas grills, presumably due to the convenience of operating a gas grill when compared to a charcoal grill. Given this high level of year-round usage, management believes there is an opportunity for sales growth in the mid-range and high-end segments of the gas grill market as consumers begin to view their barbeques as a core household appliance and, accordingly, demand higher quality and greater features than in the past. This trend has led to an increase in the range of products barbeque retailers seek to offer to consumers.

Charcoal Barbeques

In spite of the general decline in unit sales of charcoal barbeques over the last several years, and the increasing popularity of gas grills, there remains a segment of the barbeque market that continues to prefer charcoal barbecuing due to perceptions of enhanced flavour. Charcoal barbeques are generally priced between U.S.$50 and U.S.$100; however, similar to trends in the gas grill segment, consumers seeking to replace their older charcoal grills with new charcoal grills are increasingly being drawn to higher quality products, resulting in the introduction of some more expensive charcoal grills priced as high as U.S.$400.

Another type of barbeque product, the smoker, has emerged in recent years and is gaining in popularity among consumers who maintain a preference for the type of flavour cooking that charcoal barbeques have traditionally provided. Water smokers use a combination of gas, charcoal or electricity and water to produce steam, which circulates around a chamber to slowly cook food providing a flavourful, smoky taste. Water smokers are generally priced between U.S.$40 and U.S.$200. Another type of smoker, the horizontal offset wood smoker, is a larger product, which uses heat and smoke from a wood fire to cook food. These types of products are generally priced from U.S.$100 to several hundred dollars depending on their size and quality. The Company offers a line of full-sized charcoal and gas water smokers.

Annual Information Form
February 9, 2004

Management of the Company believes that the presence of these types of products in its portfolio will allow it to appeal to the segment of the barbeque market that continues to prefer more flavourful grilling.

Barbeque Replacement Parts and Accessories

As consumers become drawn to more expensive, highly featured grill products, management of the Company believes opportunities will be created in the market for barbeque replacement parts and accessories. Management believes consumers who expend significant sums on mid-range or high-end grills will be more inclined to purchase high quality utensils to use while cooking or durable covers to protect their grills. At the same time, management believes that these consumers will be more inclined to purchase replacement parts for their grills over time. For these reasons, more barbeque retailers devote significant shelf space to barbeque replacement parts and accessories, as these product categories represent a higher level of recurring sales than barbeques themselves. Through Keanall, the Company is able to offer a full line of barbeque replacement parts and accessories to its customers.

Principal Products

The Company's principal products include factory built gas, wood-burning and electric fireplaces and free-standing stoves, indoor and outdoor space heaters, gas log sets and hearth product accessories (including glass doors, fire screens, chimney caps and mantle products), gas barbeques, gas and charcoal barbeque parts and accessories and smokers. The Company also produces residential water filtration, dispensing and purification products, air treatment products and outdoor garden accessories.

Gas Fireplaces

There are currently five main categories of gas fireplaces sold in North America. An insert unit and a gas log set are designed specifically to be installed into an existing wood-burning fireplace in order to convert the fireplace to natural or propane gas. A free-standing unit is a type of gas fireplace that can be installed anywhere on the floor of a room without the need of an existing fireplace space. A zero clearance unit is designed to be installed in any part of a wall or a cabinet in a room where there is no prior fireplace in existence. A vent-free fireplace or stove is designed to be installed in most rooms in a home or apartment without the need for ventilation to the outside and operates at a heating efficiency level that is greater than that of a vented fireplace since the absence of a venting mechanism ensures that the heat output circulates solely into the room.

In North America, the Company produces a full line of high quality gas (both natural and propane) products including inserts, zero clearance and free-standing fireplaces which are marketed under the MajesticTM, Vermont CastingsTM, Northern FlameTM, PyromasterTM and TemcoTM trademarks. A MajesticTM, Vermont CastingsTM, Northern FlameTM, PyromasterTM or TemcoTM fireplace can be installed in any room in a home providing ambiance as well as energy efficient space heating. The Company has developed a complete line of vent-free and natural vented gas fireplaces and stoves for the U.S. market. Some of the vent-free gas fireplaces and stoves offer, as an optional feature, state-of-the-art catalytic technology designed to reduce emissions of combustion by-products. The Company has offered catalytic technology in some of its wood-burning products for some time and the Company's vent-free gas fireplaces and stoves represent a continuation of development efforts in this area. While the Company has conducted and reviewed research that shows that these products do not have an adverse effect on indoor air quality, there can be no guarantee that potential negative impacts will not be revealed over time.

Annual Information Form
February 9, 2004

Most Vermont CastingsTM and MajesticTM fireplaces feature the Company's Insta-FlameTM gas burner. The Company's patented ceramic single burner platform technology is a key feature of most VCMP gas fireplaces and provides a realistic dancing flame pattern. The VCMP line of products also features "split oak" style ceramic logs, which are molded to replicate natural wood characteristics and are designed to glow when burning to create lifelike glowing embers and a lifelike flame simulating the movement of a real fire.

Free-Standing Stoves

The Company produces a large variety of wood-burning and gas (both natural and propane) free-standing cast iron stoves which are attractively sculptured to display the intricate detail of fine furniture. These stoves can be coated with a tough porcelain enamel finish, in one of several colour choices, adding a colourful dimension to any home decor. All Vermont CastingsTM gas stoves produced by the Company feature the advanced patented Insta-FlameTM ceramic burner. Vermont CastingsTM gas stoves are available with direct venting, enabling installation anywhere in a room, natural venting, for easier installation, or vent-free for greater heating efficiency. The Company also produces cast iron facings for retail Vermont CastingsTM and KinderTM fireplaces. VCMP also sells free-standing sheet metal gas stoves.

The Company produces a separate line of wood-burning and gas (both natural and propane) free-standing plated steel stoves under the CenturyTM trademark. These products are generally sold at lower price points and offer consumers a lower cost alternative to the more expensive Vermont CastingsTM products.

Wood-Burning Fireplaces

The MajesticTM wood-burning fireplace product line ranges from a low cost unit, typically used for decorative fireplaces in starter homes and multi-family developments, to much larger and more efficient units with significant heat output and includes numerous zero clearance units.

Electric Fireplaces and Stoves

The Company's electric fireplace features patented light filtering technology, which uses light to generate a realistic flame setting. Since electric fireplace products have the potential to extend the use of the fireplace into non-traditional areas, such as condominiums, apartments, offices and retail locations, management believes that adding an electric fireplace to its product portfolio will increase its sales in the new home construction market and will provide a lower cost, easy to install alternative for sale through the mass merchant channel. The Company also offers an electric cast iron stove and a plastic injection molded stove both of which feature its patented light filtering technology. The plastic stove is very similar in appearance to the cast iron electric stove; however, the plastic electric stove weighs significantly less for lower costs and easier transportation.

During fiscal 2001, one of the Company's competitors in the electric fireplace category, Dimplex North America Limited ("Dimplex"), commenced proceedings in Canada against the Company claiming that certain of its electric fireplace products infringe a patent owned by Dimplex. The Company does not believe that its products infringe the Dimplex patent and further believes that the Dimplex patent is

Annual Information Form
February 9, 2004

invalid. The Company views Dimplex's claims as having no merit and is vigorously contesting this proceeding and the validity of the patent in issue. The Company has commenced proceedings in the United States against Dimplex seeking a declaration that the Dimplex patent is invalid and that the Company does not infringe such patent. Dimplex has filed a counterclaim in such proceeding claiming that the Company's electric fireplace and stove products infringe such patent.

Space Heaters

The Company offers a full line of high-quality indoor and outdoor space heating products consisting of portable kerosene, vent-free natural gas and vent-free propane heaters. These products are sold under the trademarks Dyna-GloTM and Vermont CastingsTM. The Company's indoor vent-free heaters feature two alternative burner categories, infrared or blue flame and both models are available with either manual or thermostatic control with electronic ignition. The principal uses for these indoor space heating products are to provide supplemental zone heating to areas of the home or commercial space. The Company's line of outdoor space heating products consist of portable units which transmit heat to a defined area using a fan or by way of natural convection. These products are fueled by kerosene, propane or natural gas. The Company's outdoor space heating products are intended for either residential applications, such as heating garages, workshops or patios, or commercial applications, such as heating areas of factories, warehouses, or construction sites.

Gas Logs

The Company manufactures and markets a full line of vented and vent-free gas logs sets, which come in a full range of sizes and wood styles. Vented fireplace gas logs allow for easy conversion of existing wood-burning fireplaces into clean and convenient gas fireplaces. Vent-free gas logs are designed to be used in conjunction with a vent-free firebox and are designed to provide installation flexibility as they can be installed in most rooms without the need for a pre-existing fireplace. Vent-free gas logs can also be installed into masonry or pre-fabricated wood-burning fireplaces, where permitted by law. The Company's gas log sets predominantly feature concrete logs, molded and painted in a large variety of styles. The Company also produces an expanding line of ceramic fibre gas log sets for a growing number of target markets.

Hearth Accessories

The Company manufactures glass doors, screens, mantles and surrounds. Certain of these products are sold under the trademarks PyromasterTM and TimberlineTM. The Company also sells chimney caps and log racks under the Chimney GuardTM trademark and sells premium mantles and hearth cabinets under the VissanTM trademark.

Barbeques, Barbeque Parts and Accessories and Smokers

The Company, under the Vermont CastingsTM trademark, currently markets a line of high quality, premium natural gas and propane barbeque grills aimed at the mid-range and high-end market segments, which products are sold through both the specialty retail and mass merchant channels.

The Company also produces a line of premium, private branded gas and propane grills specifically for the mass merchant channel. These grills feature stainless steel burners, sculpted cast iron caps and high quality stainless steel and porcelain finishes. The Company participates in certain barbeque programs with some of North American's largest mass merchant retailers including a variety of natural gas and propane

Annual Information Form
February 9, 2004

grills at various price points. While the commitments to participate in the barbeque programs made by these retailers do not obligate these mass merchants to purchase products, these programs generated significant sales for the Company in fiscal 2003 and management of the Company believes that this pattern will continue.

The Company, through Keanall, offers a variety of barbeque replacement parts, such as, replacement burners, briquettes, cooking grids, grates, hoses and assemblies and other miscellaneous parts, and a variety of barbeque accessories, such as, cleaning brushes, lighters, tools and grill covers. Keanall also markets portable table top barbeques. These products are sold under various brand names including Keanall TM, Grill-Care TM and Grill-Life TM.

The Company also manufactures small, medium and large sized painted steel gas and wood smokers under The Great OutdoorsTM brand, which smokers are sold at a variety of price points.

Other Products

Outdoor Garden Accessories and Other Products

The Company also produces a line of garden accessories, including painted steel shepherd hooks, plant hangers, garden arches and trellises. In addition, Keanall produces various types of boat covers, patio furniture covers and pet beds and pillows. Sales of these products are largely counter seasonal to sales of the Company's hearth and heating products.

U.K. Hearth Products

In the U.K., gas fireplaces generally fall into five main categories. A decorative fuel effect fire is a simple appliance consisting of a steel firebox, which is fitted into a suitable fireplace opening and which firebox is usually lined with ceramic fibre to increase radiant heat output without convection. Live fuel effect fires are similar in appearance to decorative fuel effect fires; however, these appliances incorporate convection air passages and spillage canopies to increase efficiency and circulate warm air in the room, thus making these products more suitable for heating purposes. Live fuel effect fires represent the largest and growing segment of the U.K. market and can be installed in any wall in a room where they can be connected to a flue, can be mounted on an existing hearth or can be free-standing. In addition, live fuel effect fires can be fitted with power or balanced flue options, in order to allow installation in any part of an exterior wall without the need for an existing hearth. Traditional stove products represent another category in the U.K. market. Outset live fuel effect gas fires form a small and declining segment of the market. These products are usually glass-fronted, hearth-mounted, heating appliances with flame aesthetics. A final group of products, radiant fires, represent the second largest but declining segment of the U.K. market in terms of sales and are essentially wall or hearth mounted heating appliances without flame aesthetics. New products developed by CFM Europe have brought some modern aesthetics to this product group.

CFM Europe manufactures a wide range of high quality fuel effect gas fireplaces. The majority of this product type are inset fireplaces and are sold under the FlavelTM, KinderTM, Kohlangaz TM and MesinaTM trademarks. Additional outset live fuel effect products are sold under the FlavelTM trademark. CFM Europe also manufactures a wide range of radiant outset gas fireplaces which are sold under the FlavelTM and Kohlangaz TM trademarks.

Annual Information Form
February 9, 2004

Water Filtration and Dispensing Products

The Company, through Greenway, offers a growing range of innovative water dispensing and filtration products under the GreenwayTM and PolarTM brand names. Greenway's water dispensers offer modern styling, convenience and the quality to complement a home or office space. Greenway's water dispensers are available in table top versions or full size versions with either a storage compartment or refrigerated compartment on the bottom. They dispense both hot and cold water and come with or without a bottled filtration system, providing the consumer with the choice of filtering their own tap water or purchasing bottled water.

Water Purification Products

The Company, through Greenway, intends to launch in fiscal 2004 its new generation VitapurTM ultraviolet whole home water purification product. One of the few such systems to earn the National Sanitation Foundation's highest effectiveness rating, this unique point-of-entry system eliminates organic contaminants from the entire household water supply. In addition, the Company intends to introduce a full line of ultraviolet technology based products in fiscal 2004. The Company's expanding water purification and filtration product line is designed to deliver unprecedented value and peace of mind to the growing number of North American families concerned about water quality and safety.

Air Treatment Products

The Company, through Greenway, introduced its first room air purification appliance in 2004, a residential room air purifier utilizing HEPA filtration and ionization to reduce airborne allergens such as dust, smoke and pollen. Introduced under the VitapurTM and GreenwayTM brands, Greenway intends to expand its residential air treatment line in fiscal 2004 to include advanced air treatment utilizing advanced ultraviolet technology to reduce airborne allergens, bacteria, mold spores and viruses.

Method of Distribution

The Company's marketing strategy is directed towards providing a complete offering of products to each of its market segments in North America. Through this approach, the Company aims to maintain a wide distribution of its products and promote customer confidence through demonstrating to builders, remodellers and mass merchants its ability to serve their respective needs on a long-term basis. To support this marketing strategy, the Company carries out focused marketing activities aimed at the customer groups which comprise the market segments, including trade publication advertising, participation in trade shows as well as point-of-purchase literature and support materials.

The Company distributes its products primarily in North America. through distributors, specialty retail dealers, mass merchants, gas utilities and propane suppliers. CFM Europe distributes its products through a network of independent fireplace specialists with detailed product and installation knowledge, independent general domestic appliance retailers, major do-it-yourself retailers, do-it-yourself mail order retailers and builders and latterly through mass merchant retailers. In addition, the Company exports a select group of products to Sweden, Norway, Japan, France, the Czech Republic, Australia, Spain and Belgium. These distributors, dealers and other customers effectively act as intermediaries between the Company and the end consumers of its products, offering installation expertise and service in many cases. The Company does not directly install or service in the field products that it manufactures. While the Company currently believes that it will continue to benefit from these established relationships, the termination of one or more such relationships could have a negative impact on the Company's operations. In most cases, the Company does not have written contracts with these customers.

Annual Information Form
February 9, 2004

Canada

The Company has historically supplied its products to dealers directly or through distributors across most of Canada. This dealer network provides significant market coverage for the Company's products. Consumers who purchase fireplace products from these dealers can also have full fireplace renovations conducted, including mantles, marble and stonework surroundings; and consumers who purchase barbeque products from these dealers can also have custom built-in barbeque surrounds constructed by one supplier. The Company also distributes its product through mass merchants in Canada and expects to expand distribution in this channel. The mass merchant channel can be largely broken down into three types of mass merchants; discount mass merchants, such as Wal-Mart, do-it-yourself mass merchants, such as Canadian Tire, and club mass merchants such as Costco. Certain manufacturers will only supply to one type of mass merchant (for example, lumber companies will not supply discount mass merchants such as Wal-Mart). The Company supplies various products to all three types of mass merchants providing significant market coverage. The product supplied to the mass merchants is generally at a lower price point than the product supplied to specialty retail dealers, as specialty retail dealers sell higher-end products with more features and offer other specialty services. Certain of the products the Company supplies to mass merchants are not supplied to specialty retail dealers.

United States

The Company distributes its products through an extensive network of distributor locations, specialty hearth shops and mass merchants throughout the United States as well as through a distribution network selling to utilities, propane suppliers and appliance dealers throughout the United States. In the past, these distributors have been primarily focused on hearth sales to building contractors that supply the new home construction market but are now increasingly supplying hearth products to dealers, gas utilities and propane distributors. The Company has long standing relationships with many of its distributors.

Certain barbeque grills, barbeque parts and accessories, water filtration and dispensing products, gas log sets, electric fireplaces and stoves, fireplace doors, screens, mantles and space heating products are sold primarily through mass merchants, including home building centres, throughout the United States. Management believes that the large sales volumes generated by these customers present an opportunity for sales growth across the Company's product lines and accordingly, the Company is focusing its product development efforts at extending the range of its products that are specifically offered to the growing do-it-yourself remodeling segment. Due to the large volumes of products that are purchased by certain mass merchants, as the Company's sales to mass merchants continue to grow, its overall sales could become increasingly sensitive to product buying decisions made by certain mass merchants. These customers regularly review the product lines and scope of products they sell and a decision by a particular mass merchant to exit a particular product category could have an adverse effect on the Company's sales.

Management believes that the Company's extensive line of home products will allow the Company to expand existing distribution channels and to create new ones. The Company currently plans to continue to increase the number and strengthen its presence with specialty hearth and barbeque shops that it supplies with Vermont CastingsTM products and plans to continue to increase its distribution of products to gas utilities and propane distributors in the United States.

Sales by Product Category

The following chart lists the percentage of the Company's consolidated sales represented by sales of

Annual Information Form
February 9, 2004

products in each of the categories described above for the two most recently completed fiscal years:

	% of	% of
	Fiscal 2003	Fiscal 2002
Product Category	Consolidated Sales	Consolidated Sales

Gas fireplaces	30	31
Free standing stoves	Less than 15	Less than 15
Wood burning fireplaces	Less than 15	Less than 15
Electric fireplaces and stoves	Less than 15	Less than 15
Space heaters	Less than 15	Less than 15
Gas logs	Less than 15	Less than 15
Hearth accessories	Less than 15	Less than 15
Barbeques, barbeque parts and accessories, and smokers	31	23
Outdoor garden accessories and other products	Less than 15	Less than 15
Water Filtration and Dispensing	Less than 15	Less than 15
Water Purification	Less than 15	Less than 15

Competitive Conditions

Management believes that the Company is a leading manufacturer of hearth products in North America in what is a highly fragmented market and is a growing participant in the North American barbeque industry. Management recognizes that the Company faces significant competition in the North American hearth and barbeque industries.

With respect to the hearth products industry, the Company has identified four large competitors with sales of comparable products in the same range as the Company in a broad range of geographic markets across North America: Desa International Inc. (FMI, Vanguard), Hon Industries Inc. (Hearth Technologies), Lennox International Ltd. (Superior Fireplace Company, Marco Manufacturing) and Dimplex North America Limited (Symphony, Electraflame, Optiflame). In addition to these large national competitors, there are a number of North American-based and international manufacturers with significant market shares in specific regional areas, which regional competitors are growing, expanding the distribution of their products and emerging as viable alternatives to the larger manufacturers in a number of product categories. This group of competitors includes Wolf Steel Ltd. (Napoleon), Travis Industries, Inc. (Lopi, Fireplace Xtrordinair, Avalon), ECS, Inc. (Empire Comfort Systems) and Jotul. The balance of the competition in the North American hearth and heating products industry is fragmented and characterized by smaller regional manufacturers with varying strengths in certain product categories. Additionally, there are a number of companies competing in the distribution segment of the hearth products industry including Masco Home Services, a division of Masco Corp. and Clopay Building Products Company, a division of Griffon Corporation. This segment includes distributors selling appliances to new homebuilders and/or specialty hearth dealers, specialty hearth dealers, gas utilities and propane distributors and mass merchants, including home building centres. This segment represents a significant portion of the combined hearth products industry adding value by providing installation services, selling hearth products accessories and providing after sale service to the consumer. Two of the Company's large competitors, Hon Industries Inc. and Lennox International Ltd. have expanded their operations to participate in the distribution segment of the industry. Many of the Company's competitors in North America are diversified, manufacturing such products as central heating and air conditioning appliances (oil or pellet burning or electric) and office furniture.

Annual Information Form
February 9, 2004

With respect to sales of space heating products, the Company competes with a number of other manufacturers of varying sizes. These manufacturers include some of the same companies who are competitors in the hearth products market, such as Desa International Inc. and ECS, Inc. (Empire Comfort Systems) as well as additional competitors with concentrations of business in specific regional areas, such as Scheu Manufacturing Company and Mr. Heater Corporation. There are also a number of offshore manufacturers based principally in Asia, selling a variety of space heating products in North America.

The gas fireplace market in the U.K. is highly competitive and includes several traditional manufacturers such as Valor, Glen Dimplex and Robinson Willey who have distributed products predominantly through an extensive network of British Gas retail outlets in the past, through multiple retail outlets and through a growing number of smaller independent retailers, usually via distributors. The closing of the British Gas retail outlets has accelerated a shift in the U.K. gas fireplace market towards other channels of distribution, in particular large do-it-yourself home centres and independent retailers. Certain smaller manufacturers have increased their sales dramatically in recent years predominantly through their success with the growing do-it-yourself channel. The U.K. market also features a significant number of smaller manufacturers who sell their products primarily to the independent retail channel.

With respect to the barbeque market, the Company has identified several large competitors offering competitive products under the following well-recognized brand names: Brinkman, Charbroil, Fiesta, Sunbeam, Uniflame and Weber. The balance of the competition in the North American barbeque market is fragmented and characterized by smaller regional manufacturers whose products are primarily targeted at the ultra high-end specialty retailer market and also importers who are procuring lower priced sourced units typically from Asian countries for resale into North America.

Competition in the low-end segment of the barbeque market is intense and is currently dominated by four main brands, Brinkman, Charbroil, Fiesta and Sunbeam. In addition, an increasing number of cheaper imported products are available in this segment of the market; however, a number of these imports are lower quality products and the main competitors in this market have been generally successful at maintaining their market positions in the face of competition from these imported products by emphasizing product quality. While the mid-range segment of the barbeque market is also characterized by strong competition among well-known brands, the higher selling prices that prevail in this segment of the market allow manufacturers a degree of flexibility to obtain competitive advantage through innovative features and designs. Weber is the dominant brand in the mid-range segment of the barbeque market. The number of imported products targeted at the mid-range and high-end segments has been increasing in recent years and as these offshore manufacturers have rectified quality and design issues, the imported products have become more competitive in these segments of the market.

New Products

The Company's strategy is to lead the market through new product introductions. The wood-burning segment of the Company's hearth products business is relatively stable in terms of new product introductions; however, the gas segment of the Company's business is changing as technology advances to meet emerging consumer demand. Electric fireplaces are a rapidly growing hearth product category.

New product introductions represent a significant portion of product sales in any year and management expects that new product introductions will continue to sustain the Company's market share and revenue growth.

Annual Information Form
February 9, 2004

During the year, the Company successfully launched a number of new products, resulting in incremental revenue in the year. These included a new large direct vent fireplace called the ChateauTM, new large output outdoor natural gas and kerosene space heaters and an upscale line of outdoor forced air heaters branded as Dyna-ProTM. The ChateauTM fireplace is a large style direct vent fireplace with the gas controls located on the side of the unit and attached to the burner by an umbilical cord. This design provides a new level of flexibility in installing the fireplace, since with the controls removed from the conventional position under the fireplace, the unit can sit on the floor, better simulating a classical wood fireplace design. The Chateau is also equipped with a larger flue system that allows a larger and more robust flame presentation.

The Company also expanded its electric fireplace product line during fiscal 2003 with various new sizes and price points under the PyromasterTM and Vermont CastingsTM trademarks.

The Company also further expanded its barbecue grill product line with lower priced grills under The Great OutdoorsTM and Vermont CastingsTM brand names.

The Company has developed a unique residential ultraviolet water purification product, for which patents are pending and which it intends to bring to market under the brand name VitapurTM. This water purification system is designed to use ultraviolet light to purify water as it enters the home. The Company considers the market for point-of-entry water purification solutions to be one with significant growth potential that can be well served through the Company's current distribution channels.

The VitapurTM ultraviolet disinfection system uses short wave ultraviolet light to inactivate pathogens. The ultraviolet light disrupts the DNA strands of the microorganisms in the water and prevents them from replicating. Ultraviolet disinfection is a non-toxic, environmentally friendly method of disinfecting water. The Company's VitapurTM system is unique from other systems currently on the market in that it has a double ultraviolet lamp system, rather than the single lamp systems found in other products, which double lamps are placed outside the quartz tube through which the water flows, thus providing quick and easy access for lamp replacement as well as increased safety in the case of unit damage since no contaminants from the ultraviolet lamps can mix with the water. The Company's VitapurTM system also provides an automatic cleaning device which keeps the quartz tubes clear of residue at all times thus providing constant high quality disinfection of water. The VitapurTM system also includes a sensor feature, which provides continuous monitoring of the unit's operation so that in the event of inadequate operation, the unit either go into an audible alarm mode or will shut off the water flow completely in order to avoid exposure to untreated water. The Company's VitapurTM water purification system has been tested by an independent microbiological laboratory and is certified by the National Sanitation Foundation (the "NSF") to ANSI/NSF standard 55, performance class A, and conforms to all required electrical and safety standards in North America. The Company intends to introduce its second generation VitapurTM product in fiscal 2004, following extensive field tests in numerous locations throughout North America.

Sources of Supply

The Company purchases a broad range of material and components that are sourced throughout the world in connection with its manufacturing activities. Major items include steel, aluminum, brass, pig iron, ceramic glass, gas controls, valves, circulating fans, electric components, fasteners and packaging material. The pricing and availability of these raw materials, components and finished goods are negotiated by the Company and the applicable supplier annually. In addition, the Company purchases indoor and outdoor space heating appliances, water and air products and various barbeque products from manufacturers located in South Korea, Taiwan and China. Purchases of water, air and space heating

Annual Information Form
February 9, 2004

products are made under exclusive selling arrangements.

The Company has not had difficulties securing a supply of the materials required for its operations in the past and does not foresee any significant shortages of such materials in the future; however, given that the pricing and availability of certain key components and finished goods are determined on an annual basis increased price levels, or reduced availability, from one year to the next could have a negative impact on the Company's business. In addition, to the extent that the Company's manufacturing operations, particularly in the case of barbeque manufacturing, are impacted by delays in the availability of some of these components, the Company's ability to properly supply its customers could be affected, leading to potential losses of business.

Intangible Properties

The Company currently owns a number of patents. Embodiments of certain of these patents are found in some of the Company's products. In the past, the Company has established and maintained a competitive position with respect to one or more of its products as a result of such patents; however, management of the Company believes that continual product redevelopment, and not patent protection, will represent the prime source of sustainable competitive advantage for the Company in the future.

The Company continually develops and improves its products and technological processes and management believes that this will enable it to maintain its competitive position. In light of the continuous nature of these developments, the Company does not, except perhaps in the case of substantial improvements, intend to apply for patents covering most of these products or processes.

The Company currently owns a number of trademarks. The following are considered to be the Company's primary trademarks, under which most of the Company's products are sold.

The Company currently sells certain hearth products under the trademarks or brandnames Vermont CastingsTM, Majestic FireplacesTM, TemcoTM, Northern FlameTM, Insta-FlameTM, DutchwestTM, PyromasterTM, TimberlineTM, KinderTM, MesinaTM, FlavelTM, KohlangasTM, VissanTM and related logos.

The Company currently sells certain space heating products under the trademarks DynacoolTM, Kero TechTM, Kero MateTM, Dyna-GloTM and Dyna-ProTM.

The Company currently sells certain garden and outdoor products under the trademarks Chimney GuardTM and Victorian Garden CollectionTM.

The Company currently sells certain barbeque products under the trademarks Vermont CastingsTM, Grill CareTM, Grill LifeTM, KeanallTM, The Great OutdoorsTM and Smoky Mountain SeriesTM.

The Company currently sells certain water filtration and dispensing products under the GreenwayTM and PolarTM trademarks and intends to introduce its new ultra-violet water purification system under the trademark VitapurTM.

Seasonality and Cyclicality

Hearth and Heating Products

Historically, the Company's revenues have been affected by the seasonal nature of the hearth products industry. The majority of sales of retrofit hearth products were generated in the first and fourth quarters

Annual Information Form
February 9, 2004

of the Company's fiscal year as consumers who purchase such units generally do so in time for the beginning of the winter season. Sales in the new home market are traditionally strongest in the third and fourth quarters when most new home construction occurs. In addition, sales of the Company's space heating products, gas log sets and hearth accessories are highly seasonal in nature, with the majority of sales taking place between May and December of each year.

Part of the Company's sales and marketing strategy is directed towards managing the seasonal nature of the fireplace industry. While the Company copes with this seasonality, in part, by producing products for both the retrofit and new home markets, it also actively manages the seasonality of the market by engaging in initiatives such as early purchase programs designed to encourage distributors and dealers to purchase and accept delivery of the Company's products earlier in the season.

The Company has also taken steps to diversify its product portfolio to counteract the seasonality in its traditional hearth products business. The Company's various lines of barbeque products have enabled the Company to rapidly increase the Company's share of the outdoor barbeque market, which is counter-cyclical to the Company's hearth and heating products business. These efforts have enabled the Company to effectively reduce or eliminate the effect of the industry's seasonality on its revenues. Approximately 53% of the Company's sales in 2003 were generated in the first and fourth quarters.

Although the Company's manufacturing capacity is designed to be flexible, the Company's manufacturing facilities are operated at a seasonally-stepped-steady state of production throughout the year. While this schedule generally results in increased inventory levels during the traditionally slower second and third quarters, it enables the Company to meet the peak product demand during the first and fourth quarters of the fiscal year. Level loading production in this manner also enables the Company to efficiently manage overhead costs. The Company continually evaluates the future demand for products and plans production in the most economical manner to meet this demand.

The business of the Company is cyclical in that demand for the Company's products is affected by general economic conditions influencing the level of consumer confidence and the level of housing starts. Reduced new home construction activity, as a result of high interest rates or other economic factors, can lead to a reduction in hearth product sales by the Company in the hearth and heating market segment. In addition, reduced consumer spending on home improvement items, as a result of interest rate factors or other economic developments, can lead to a reduction in sales by the Company of its hearth and barbeque products at the specialty retail and mass merchant levels.

Barbeque Products

The barbeque market is also generally a seasonal business in that a significant percentage of overall sales are generated at the retail level between March and June in any year. This means that the bulk of the Company's revenues in this market fall into its second and third quarter. Management believes that this traditional seasonality has become less pronounced in recent years as consumers have begun to use their grills year round. As a result of this higher level of grill usage, demand for barbeque accessories and replacement parts, as well as replacement grills themselves, has grown in portions of the year that have generally been considered off-season. Consequently, even though retailers have historically reduced their selection of barbeques and accessories during the fall and winter months, a number of retailers have begun to increase off-season offerings in order to take advantage of this year-round usage. Management believes that as this trend continues, there may be greater sales generated in the barbeque market outside the normal selling season; however, management of the Company believes, given the importance of spring weather on consumer purchasing decisions, that the barbeque market will remain an essentially seasonal business.

Annual Information Form
February 9, 2004

In the context of the general seasonality of the barbeque market, weather patterns can have an effect on the extent and timing of sales activity. In years where there is an early spring, the Company's customers may increase their orders at the end of March so that they have inventory to cope with early consumer demand. Similarly, in years where spring is delayed due to prolonged cold weather, these customers may delay their initial orders until later in April or early May. This phenomenon can result in sales of the Company's barbeque products and accessories being shifted from its second quarter to its third quarter and vice-versa. Since a significant percentage of most retailers' barbeque sales take place on weekends, a prolonged period of bad weekend weather can threaten the Company's sales in any season as some retailers begin to minimize their barbeque business as a method of avoiding excessive inventories at the end of the season. At the same time, a long summer can result in the Company's barbeque sales extending late into its fourth quarter.

Environmental Matters

While it is the Company's policy to comply with all applicable environmental laws, due to the nature of the Company's manufacturing operations, the Company is not subject to significant environmental regulation. As a result, such regulations have a minimal financial and operational impact on the Company and only nominal expenditures are anticipated in connection with environmental matters in the future. Management of the Company believes that the Company is currently in material compliance with all applicable environmental regulations.

Employees

As of September 27, 2003, the Company had a total of approximately 1,480 Canadian, 886 U.S., 127 U.K. and 238 Mexican full-time employees.

The hourly employees at the Company's Mississauga facilities are unionized and are represented by Local 9500 of the United Steel Workers of America under a collective agreement which expires on January 8, 2006. The hourly employees at the Company's Indiana facility are unionized and are represented by Local 204 of the Sheet Metal Workers International Association under a collective agreement which expires on May 9, 2004. The Company is currently in negotiations with Local 204 of the Sheet Metal Workers International Association for a new collective agreement. The Company believes its employee/management relations are good.

All of the Company's facilities actively engage in the recruitment of temporary employees through peak periods or times of exceptional demand. This allows the Company to increase its workforce only when needed to respond to market demand.

Foreign Operations

The Company conducts a significant portion of its business in the United States. In the fiscal year ended September 27, 2003, approximately 80% of the Company's sales were generated in the United States. The Company also conducts a portion of its business in the United Kingdom. Financially, the operations of the Company's divisions are independent of each other and the operations of CFM but for the fact that all companies share access to a committed revolving credit facility. In addition, each company has cross-guaranteed the obligations of its parent company (and, as applicable, its ultimate Canadian parent company) and any subsidiaries outstanding from time to time under the same credit arrangements. The non-Canadian operations generally obtain labour and materials locally and sell their products primarily

Annual Information Form
February 9, 2004

within their domestic markets. The Company has exposure to exchange rate changes as a result of its net investment in foreign subsidiaries.

As the Company continues to expand the scope of its activities in foreign markets, it becomes exposed to a greater risk of foreign exchange fluctuation. Effective for the first quarter of its 2004 fiscal year, the Company will commence reporting its financial results in U.S. dollars. Any weakening in the value of the Canadian dollar or British pound against the U.S. dollar may result in lower earnings and would result in lower revenues for the Company on the translation of operating results in its Canadian and U.K. operations into U.S. dollars. The Company manages this foreign exchange exposure through the purchase of raw materials and capital equipment denominated in U.S. dollars and British pounds. In addition, the Company can draw upon a forward foreign exchange facility if required to further manage foreign exchange exposure.

The Company also imports certain space heating products from South Korea and certain barbeques, barbeque parts and accessories from China and Taiwan. While purchases from Korea are denominated in U.S. dollars, the Company is subject to adjustments in product pricing, either favourable or unfavourable, depending on the relationship of the Korean won, to the U.S. dollar. While the Company is not subject to specific price adjustments in connection with its purchases from China and Taiwan, exchange rate fluctuations which are unfavourable to the applicable suppliers could have an effect on product pricing available in connection with the Company's subsequent negotiations with these suppliers. Accordingly, significant strengthening of the Korean, Chinese and Taiwanese currencies could result in lower earnings for the Company.

While the Company has not entered into market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in the future. The Company has U.S.$125 million of long-term notes maturing in 2013 which it has designated these notes as a hedge against its net investment in its U.S. subsidiaries, thereby partially mitigating the Company's exposure to Canadian dollar/U.S. dollar exchange rate fluctuations.

Annual Information Form
February 9, 2004

SELECTED CONSOLIDATED FINANCIAL INFORMATION

ANNUAL RESULTS

The following table summarizes certain financial information derived from the audited consolidated financial statements of the Company for the years indicated below. This table should be read in conjunction with the Management's Discussion and Analysis contained on pages 29 to 40 of this Annual Information Form.

		Year ended
	September 27	September 28	September 29
	2003	2002	2001
	In thousands of dollars

Sales	$685,663	$576,232	$416,332
Net income	$35,857	$42,081	$31,398
Earnings Per common share
Basic	$0.89	$1.06	$0.82
Diluted	$0.88	$1.03	$0.81
Total assets	$625,155	$664,785	$502,029
Long term debt	$165,956	$193,733	$144,522

DIVIDENDS

The Company intends to continue to retain its earnings for use in its business and does not expect to pay dividends on its Common Shares in the foreseeable future. The directors of the Company review this policy from time to time in the context of the Company's earnings, financial condition and other relevant factors.

Annual Information Form
February 9, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

The following management's discussion and analysis ("MD&A") provides a review of important events, the results of operations of CFM for the year ended September 27, 2003, in comparison with those for the year ended September 28, 2002, and a review of the financial position of CFM Corporation ("CFM") as at September 27, 2003. This MD&A should be read in conjunction with CFM's audited consolidated financial statements for the year ended September 27, 2003, and the accompanying notes.

CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs, and hearth accessories. CFM also manufactures and imports barbeques, barbeque parts and accessories, water dispensing and purification products, outdoor garden accessories and imports indoor and outdoor space heating products. The Company maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

This MD&A contains forward-looking statements that reflect CFM's current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include phrases such as "believed", "expect", "anticipate", "intend", "foresee", "likely", "will" or other similar words or phrases. These forward-looking statements involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, those risks and uncertainties listed under the heading "Risks and Uncertainties" below. CFM considers the assumptions on which these forward looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect. In addition, CFM does not assume any obligation to publicly update any previously issued forward-looking statements.

Annual Information Form
February 9, 2004

Year Ended September 27, 2003

Results of operations

CFM's consolidated sales increased 19% to $685.7 million for the year ended September 27, 2003, compared to $576.2 million in the prior year. Excluding the impact of exchange rate fluctuations on the translation of the Company's U.S. dollar revenues, sales grew by 25% due primarily to increased volume with minimal effect from changes in selling prices. This significant growth was reduced by 6% as a result of the negative impact on the Company's sales caused by the strengthening of the Canadian dollar against the U.S. dollar in the year when compared to the prior year, which led to a reduction in the Canadian dollar value of the U.S. dollar sales of the Company's subsidiaries from the value of such sales based on the exchange rates in effect last year. The average exchange rate used to translate the Company's U.S. dollar revenues and expenses to Canadian dollars for the year ended September 27, 2003 was $1.4675, representing a 7% reduction from the rate of $1.5731 used last year.

Sales by product category and geographic segment were as follows:

12 months ended	September 27, 2003	September 28, 2002
(in millions of dollars]

Hearth and heating products	452.6	443.2
Barbeque and outdoor products	216.4	133.0
Water products	16.7	-
	685.7	576.2

United States	534.8	472.8
Canada	118.7	81.6
Other	32.2	21.8
	685.7	576.2

Sales of hearth and heating products were $452.6 million in the year, an increase of 2% from the prior year. Sales volume growth in the year was $35.2 million or 8% when compared to the prior year; however, this growth was reduced by 6% due to the impact of the strengthening Canadian dollar on the conversion of the Company's US dollar revenues. Of the year-over-year increase in sales volume, 44% was the result of volume increases across most products and channels and 56% resulted from significant growth in sales of heating products from new customer placement. The overall sales growth for the year was achieved despite lower fourth quarter sales when compared to the fourth quarter last year as a result of the loss of placement of certain hearth products with a major customer for their hearth program in calendar 2003. As previously announced, in May, 2003, CFM lost a significant portion of the placement of hearth products it had obtained with a major customer during the previous fiscal year due to competitive pressures. The loss of this product placement resulted in a decline of sales of hearth and heating products of $16.4 million in the fourth quarter when compared to sales of these products in the fourth quarter of fiscal 2002. Sales growth during the year was also reduced by significant product returns of hearth products from certain large mass merchant retail customers following the end of the hearth season in calendar 2002. This unusually high level of returns arose primarily as a consequence of balancing excess end-of-season inventories of hearth products by these customers. Although a certain level of product returns is inevitable in the normal course of doing business with certain large mass merchant customers, it is not CFM's practice or policy to accept significant returns of excess or overstocked inventories from customers. In order to further reduce the risk of being faced with a request for significant product returns in the future, management has implemented new processes designed to

Annual Information Form
February 9, 2004

enable the Company to work with its customers to monitor and manage the level of inventories carried by the these customers during their selling season. Had these product returns not occurred, sales for the year would have increased by an additional $11 million.

Sales of barbeque and outdoor products were $216.4 million in the year, an increase of $83.4 million or 63% from the prior year. Sales volume growth in the year was $90.8 million or 68% when compared to the prior year, however, this growth was reduced by 5% due to the impact of the strengthening Canadian dollar on the conversion of the Company's U.S. dollar revenues. The sales increase was partially a result of the incremental sales of barbeque grills of $45.6 million at The Great Outdoors Grill Company ("TGO"), which was acquired by CFM in the third quarter of fiscal 2002. Continuing sales success with domestically manufactured and imported barbeque grills and accessories and expanded placement of product to existing customers increased sales by a further 33%.

Greenway Home Products Inc. ("Greenway"), acquired on October 3, 2002, generated $16.7 million of incremental sales of water dispensing and purification products in the year.

Sales in the year grew in all geographic segments. Growth in sales in both the United States and Canada in the year was primarily due to the increased sales of barbeque products noted above.

Gross Profit

Gross profit increased by $13.9 million or 8% from the prior year to $187.6 million. As a percentage of sales, gross profit decreased to 27.4% from 30.1% in the previous year.

In addition to the higher sales, several factors contributed to the growth in gross profit in the year. The most significant factor was the improved operating efficiencies experienced at the Company's Canadian barbeque manufacturing operation which lowered manufacturing costs by approximately $3.0 million when compared to the same period a year ago. Gross profit was further enhanced by lower relative distribution costs in the year as compared to the prior year as distribution costs grew approximately 18% in support of a 25% increase in sales volume.

Despite the increase in gross profit during the fiscal year ended September 27, 2003, several factors contributed to a decline in gross profit as a percentage of sales. The unusually high level of customer returns referred to above are estimated to have contributed to a 1% drop in gross profit as a percentage of sales for the year ended September 27, 2003 when compared to the year ended September 28, 2002. Sales of barbeque grills and accessories, which generally sell at margins lower than the historic margins realized on hearth products, accounted for 32% of sales in the year ended September 27, 2003 in comparison with 23% for the year ended September 28, 2002. Management estimates that this shift in sales mix contributed to an approximate 1% drop in the overall gross margin percentage for the year ended September 27, 2003.

Selling, Administrative, Research and Development Expenses

Annual Information Form
February 9, 2004

Operating expenses for the year increased $9.2 million or 10% to $100.9 million when compared to the prior year. Before the effect of the Canadian dollar strengthening and the related positive impact on translation of U.S. dollar expenses, overall operating expenses increased by 14% compared to the same period a year ago. The incremental increase in expenses relates primarily to the addition of the Greenway and TGO operations. The positive impact of the strengthening Canadian dollar on the translation of U.S. dollar expenses into Canadian dollars offset this real increase in expenses. The increase in operating expenses of 10% was realized relative to a 19% increase in sales and as a result operating expenses, as a percentage of sales, declined to 14.7% from 15.9% in the prior year.

Restructuring Costs

As previously announced, the Company initiated a plan to restructure its operations in order to better realize benefits available from a number of acquisitions completed during the last several years. The restructuring will focus on streamlining operating processes and consolidation of facilities which serve the Company's mass merchant customers and improving the Company's manufacturing operations through anticipated product line rationalization and shifting manufacturing of certain product lines to lower wage cost locations. The restructuring will be completed in stages and will involve the closure of certain of the Company's manufacturing locations and the transfer of manufacturing and administrative activities, as well as certain assets, to other CFM facilities. In addition, as part of this restructuring, several of the Company's warehouses in the United States will be closed and distribution centralized into two larger distribution centres to more efficiently serve the Company's mass merchant customers. Management anticipates annualized savings from the restructuring to exceed $15 million and expects to begin to realize these savings in the later half of fiscal 2004. Currently, management expects the restructuring activities to be completed by the end of fiscal 2004.

In connection with this restructuring, CFM anticipates incurring restructuring costs, including the write off of certain fixed assets and inventory, within the range of $30 million to $35 million. Of these total costs, CFM anticipates non-cash expenses for the impairment in the value of inventory and accelerated amortization of fixed assets to be within the range of $20 million to $25 million, with the balance of the restructuring costs related to employee relocation, termination and severance, termination of certain leases and other contracts and asset relocation. In accordance with Canadian Generally Accepted Accounting Principals ("GAAP"), these restructuring costs will be recognized and expensed in the period the actual cost or liability for the cost is incurred.

As of September 27, 2003, the following restructuring costs had been incurred:

(in millions of dollars)	$

Provision for severance and benefits	0.3
Asset impairment:
Inventory	4.0
Fixed Asset	3.7
8.0

As of September 27, 2003, none of the restructuring charges listed above had been paid.

EBITDA before restructuring costs*

Annual Information Form
February 9, 2004

Earnings before interest, taxes, amortization and restructuring costs ("EBITDA before restructuring costs") were $86.8 million, up $4.8 million or 6% from the prior year as a result of the significant sales increase and improved gross profit without a commensurate increase in operating expenses. EBITDA margins before restructuring costs were 12.7%, down from 14.2% last year. The decline in EBITDA margins before restructuring costs is primarily attributable to the above-noted decline in gross profit as a percentage of sales. The following is a reconciliation of EBITDA before restructuring costs to net income for the year:

For the 12 months ended	September 27, 2003	September 28, 2002
(in millions of dollars)
	$	$
Net income for the period	35.9	42.1
Add back (deduct):
Restructuring costs	8.0
Amortization	17.3	13.3
Interest income	(0.2)	(0.2)
Interest expense	8.3	7.1
Income taxes	17.5	19.7

EBITDA before restructuring costs	86.8	82.0

*EBITDA before restructuring costs is defined as earnings before the taking of any deductions in respect of interest, taxes, amortization and restructuring costs. EBITDA before restructuring costs is presented before deductions for interest expense and income, tax expense, amortization and restructuring costs as this is a widely accepted measure of a company's normal operating performance. EBITDA before restructuring costs has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense and income, amortization and income taxes and restructuring costs which are disclosed as individual line items within the Consolidated Statement of Operations. EBITDA margin before restructuring costs is defined as EBITDA before restructuring costs expressed as a percentage of sales.

EBITDA before restructuring costs, and EBITDA margin before restructuring costs are not recognized measures for financial statement presentation under GAAP. Non-GAAP measures (such as EBITDA before restructuring costs and EBITDA margin before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

Net Interest Expense

Net interest expense of $8.2 million for the year ended September 27, 2003 increased $1.4 million over the prior year. Interest costs increased primarily due to higher rates. Weighted average interest rate on the Company's bank debt was 5.41% for the year, up from 4.44% last year.

Net Income

Net income for the year ended September 27, 2003 was $35.9 million, down 15% from $42.1 million in

Annual Information Form
February 9, 2004

the previous year. The decline is primarily due to the impact of the restructuring costs discussed above. Higher amortization expenses of $4.0 million related to fixed asset additions in fiscal 2002 and 2003 and higher net interest expense, as mentioned above, also contributed to reduced earnings. In addition, strengthening of the Canadian dollar had a negative impact on net income. As mentioned above, the strengthening of the Canadian dollar against the U.S. dollar had an impact on the translation of the Company's U.S. dollar revenues and expenses as well as on the Company's U.S. dollar raw material purchases this year as compared to a year ago. The negative impact of the translation of U.S. dollar denominated earnings to Canadian dollars was partially offset by lower manufacturing costs realized through foreign exchange gains on U.S. dollar raw material purchases within the Company's Canadian manufacturing operations. Management believes that the overall net effect of the strengthening Canadian dollar during the fiscal year ended September 27, 2003 has been a reduction in net income in the range of $3.5 million to $4.5 million when compared to the prior year.

Earnings Per Share

Earnings per share ("EPS") for fiscal 2003 were $0.89 compared to $1.06 earned in the previous year. The restructuring charges discussed above accounted for $0.12 of the overall decline in EPS. Earnings per share before restructuring costs* were $1.01, a $0.05 or 5% decrease from $1.06 earned in the prior year. The strengthening of the Canadian dollar against the U.S. dollar had a negative impact on EPS for the year. Management believes earnings per share before restructuring costs would have been approximately $1.11 but for the impact of the strengthening Canadian dollar. In addition, the increase in the weighted average number of shares (see below) contributed to a further $0.01 reduction in EPS. The following is a reconciliation of earnings per share before restructuring costs to earnings per share for the year:

For the 12 months ended	September 27, 2003		September 28, 2002
(in millions of dollars, except earnings per share)
	Earnings	EPS	Earnings	EPS
Net income	35.9	0.89	42.1	1.06
Restructuring costs	8.0	0.20	-	-
Income tax related to restructuring costs	(3.2)	(0.08)	-	-
Earnings before restructuring costs	40.7	1.01	42.1	1.06

The weighted average number of shares outstanding increased to 40,215,000 from 39,836,000 in fiscal 2002 primarily as a result of shares issued in connection with the making of the first contingent payment due in connection with the acquisition of Greenway (126,494 shares), and as a result of shares issued on the exercise of stock options in the year (358,840 shares) plus the full year effect of the 2,526,314 shares issued in connection with the 2002 purchase of Keanall, partially offset by the repurchase of 685,600 shares in the year under the Company's Normal Course Issuer Bid.

Diluted EPS were $0.88, a $0.15 or 15% decrease from $1.03 last year as a result of lower overall earnings per share. The restructuring charge, accounted for $0.12 of the overall decline in diluted EPS.

*Earnings per share before restructuring costs have been determined by taking net income for the applicable period, adding to it the restructuring costs, deducting provision for income taxes applicable to the restructuring charge to arrive at net income before restructuring costs for the applicable period and dividing net income before restructuring costs by the average number of shares outstanding during such

Annual Information Form
February 9, 2004

period. Earnings per share before restructuring costs is presented as a measure of the normal operating performance of the Company. Earnings per share before restructuring costs is not a recognized measure for financial statement presentation under GAAP. Non-GAAP measures (such as earnings per share before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

Quarterly Financial Results

(in millions of dollars, except earnings per share amounts)

	Q1		Q2		Q3		Q4		Full Year
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Sales	179.9	127.7	148.4	113.1	171.8	152.4	185.6	183.0	685.7	576.2

Net Income	16.5	13.9	4.4	6.3	10.1	7.3	4.9	14.6	35.9	42.1

EDITDA*	31.3	25.4	11.8	13.2	21.4	15.8	22.3	27.6	86.8	82.0

Per Share

Earnings	0.41	0.37	0.11	0.15	0.25	0.18	0.12	0.36	0.89	1.06

Earnings before reorganization costs*	0.41	0.37	0.11	0.15	0.25	0.18	0.24	0.36	1.01	1.06

Diluted earnings	0.39	0.36	0.11	0.15	0.25	0.18	0.12	0.35	0.88	1.03

*See previous note regarding EBITDA and earnings per share before restructuring costs.

Cash Flow

In fiscal 2003, CFM generated $66.4 million in cash flow from operations, consumed $17.3 million cash in investing activities and consumed another $41.4 million in financing activities. In addition, the effect of exchange rate fluctuations and foreign currency translation on cash and cash equivalents resulted in a further $1.3 million use of cash. The net effect of the above resulted in a net increase in cash during the year of $6.4 million.

The $66.4 million in cash flow from operations generated by CFM in the year ended September 27, 2003, compares to $50.2 million generated in the year ended September 28, 2002, an increase of $16.2 million or 32%. This significant increase is primarily due to a $20.3 million lower incremental investment in working capital as compared to the prior year; however, net income, after adding back items not involving cash (including the above described non-cash restructuring costs), decreased by $4.1 million from the prior year, which partially offset the favourable change in working capital investment between years.

Despite the growth in sales in fiscal 2003 and incremental working capital required for the newly acquired Greenway and Century Heating operations (see below), working capital decreased by $8.1 million at September 27, 2003 when compared to September 28, 2002. This was due mainly to the loss of placement of certain hearth products at a major customer for the fall/winter 2003 hearth season as discussed above, which resulted in lower account receivables and inventory as at September 27, 2003 compared to September 28, 2002. As well, the Company's initial inventory investment related to its newly introduced mass merchant grill offering in fiscal 2002 required significantly less new investment in fiscal 2003.

Annual Information Form
February 9, 2004

Cash flows from investing activities were $17.3 million for the year ended September 27, 2003, relating principally to capital expenditures of $12.3 million, the payment of the cash portion of the first contingent payment due in relation to the Greenway acquisition in the amount of $1.8 million and $2.2 million paid to acquire certain assets of Century Heating Products, a manufacturer of plate steel wood stoves located in Orillia, Ontario.

Financing activities consumed $41.4 million in net cash. During the year, CFM completed the issuance of US$125 million of ten-year senior unsecured notes through a private placement (see discussion under "Financial Position, Liquidity and Capital Resources"). The first US$60 million (CD$82.1 million) of proceeds from this private placement was received on September 12, 2003 and the remaining US$65 million was received subsequent to year-end on November 21, 2003. The proceeds were principally used to repay CFM's existing term bank debt and for general corporate purposes. Additional repayments of existing bank debt were also made which brought total payments of bank debt to $100.9 million. As well, scheduled repayments of $15.0 million were made on the outstanding note payable issued in connection with the acquisition of Keanall in fiscal 2002. As at September 27, 2003, four remaining payments totaling $5.0 million were outstanding in relation to this note. In addition, with the objective of maximizing return on capital employed, CFM purchased and cancelled 685,600 of its outstanding shares at an average price of $11.78 per share during the year ended September 27, 2003 for a total cash cost of $8.1 million. The issuance of 360,000 shares to employees and directors exercising options previously granted to purchase CFM shares generated $2.8 million in cash flow.

Financial Position, Liquidity and Capital Resources

The seasonal nature of the hearth and heating market and the barbeque market impacts the Company's cash flow and investment in working capital. In both categories, pre-season inventories are built in order to meet the seasonal demands of the Company's customers, which are then converted to accounts receivable as those inventories are sold through the season and ultimately to cash as the accounts receivable are collected. To support the growth of its barbeque products, the Company has and will continue to be required to make additional investments in working capital; however, as the barbeque selling season is counter-seasonal to the Company's traditional hearth business, this additional investment in barbeque-related working capital generally occurs as investment in hearth-related working capital is falling to its lowest point in the cycle. Water products tend to be a less seasonal product category than hearth and barbeque products; however, retailers generally advertise and promote water products to the consumer for the summer and pre-Christmas periods. As a consequence, inventories of water products are built in advance of those periods to meet the anticipated demand.

As CFM's fiscal year end falls in the middle of the hearth season and at the early part of the pre-Christmas water products selling season, working capital at year-end is typically at a high point in the cycle. Consolidated net working capital* at September 27, 2003 was $167.9 million, which compares to $197.9 million at the end of fiscal 2002. The 17% appreciation in the Canadian dollar against the US dollar as at September 27, 2003 when compared to a year ago resulted in an approximate $23.0 million reduction in net working capital when compared to levels at September 28, 2002; however, before the impact of foreign exchange rate fluctuations, consolidated net working capital decreased by $7.0 million when compared to a year ago. As noted previously, this decrease occurred despite continued growth in CFM's business, due primarily to the loss of placement of certain hearth products at a major customer as well as a lower incremental investment in barbeque inventory in 2003.

As part of its capital management, the Company reviews certain working capital metrics. For example, the Company evaluates its accounts receivable and inventory levels through the computation of days'

Annual Information Form
February 9, 2004

sales outstanding and inventory turnover. After improving significantly in fiscal 2002 over 2001, the number of days' sales outstanding in accounts receivable as at September 27, 2003 remained consistent at approximately 68 days. Despite the incremental inventories from the acquisition of Century Heating and as required to support the rapid growth in CFM's barbeque and water products businesses, inventory turns improved slightly from 3.7 at September 28, 2002 to almost 4.0 at September 27, 2003.

Management expects investment in working capital to decrease in the first quarter of fiscal 2004 as the seasonally high levels of inventories of hearth and heating products and water products are sold through their respective channels and accounts receivable from those sales are collected. Working capital is expected to increase again towards the end of the first quarter and into the second quarter of fiscal 2004 as barbeque inventories are built in anticipation of the upcoming barbeque season.

Net bank debt** at September 27, 2003 was $152.6 million, down $29.0 million from September 28, 2002, due primarily to lower working capital requirements. CFM was capitalized*** as at September 27, 2003 with net bank debt to total capitalization of 32%.

In the fourth quarter of fiscal 2003, CFM completed the sale of US$125 million of senior unsecured notes through a private placement. With long-term interest rates in fiscal 2003 reaching their lowest levels in 45 years, management took advantage of the lower rates to secure long-term cost effective debt financing. The notes were issued in two series with funding on the first series of US$60 million occurring on September 12, 2003 and funding on the second series of US$65 million occurring on November 21, 2003. The proceeds from the sale of these notes were used principally to repay debt under CFM's existing bank credit facilities and for general corporate purposes. The notes have a fixed coupon rate of 6.1% and ten-year maturities with principal due at maturity. In order to hedge against exposure to interest rate increases prior to the coupon rate on the notes being set, the Company entered into a series of interest rate swap contracts. These contracts were settled on August 20, 2003 resulting in the prepayment of interest of approximately $2.0 million. In accordance with GAAP, this prepayment was deferred and will be amortized to interest expense over the ten-year term of the notes.

The unused and available credit under CFM's existing bank credit facilities stood at $106.5 million at September 27, 2003. In conjunction with the issue of the long-term notes referred to above, CFM and its banking syndicate have amended and extended its existing bank credit facilities. Effective November 25, 2003, these credit facilities were amended to provide up to $190 million in revolving term debt for a period which extends to November 25, 2006. The terms under this amended credit facility are largely the same as those under the Company's previous credit facility agreement with the exception of a 25 basis point increase in interest rates under the amended agreement. Approximately $20 million in debt was outstanding under the amended credit facility put in place on November 25, 2003.

CFM will continue to have cash requirements to support its seasonal working capital needs and capital expenditures, as well as to pay interest under its bank credit facility, service its debt and fund share purchases under its Normal Course Issuer Bid. In addition, the restructuring recently initiated by the Company, as discussed above, will place additional demand on the Company's capital resources in fiscal 2004; however, most of the costs anticipated as part of this restructuring relate to the write down of inventory and fixed assets to reflect the impairment in the value of inventory and accelerated amortization of fixed assets and do not involve cash. In order to meet its cash requirements in fiscal 2004, CFM intends to use internally generated funds as well as the proceeds from the offering of the unsecured notes and its amended credit facilities, as required. Management believes that cash flow from operations, the proceeds from the sale of the unsecured notes and capacity under the amended credit facilities will be sufficient to meet CFM's cash requirements over the remainder of fiscal 2004.

Annual Information Form
February 9, 2004

CFM was in compliance with all covenants under its existing bank credit facility and unsecured notes as at September 27, 2003. While the restructuring is anticipated to reduce earnings and, as a result, impact cash flows and borrowing levels in fiscal 2004, management is confident the Company will remain in compliance with its debt covenants throughout 2004 and have access to sufficient levels of financing to operate and grow the Company's business.

*Net working capital is defined as accounts receivable, inventory and prepaid expenses less accounts payable and accrued liabilities and tax payable net of any taxes recoverable. Net working capital is presented because it is a widely accepted measure of the extent to which a company has net current assets available to support its operations.

**Net bank debt, is defined as bank debt (current and long-term), plus bank indebtedness plus senior unsecured notes payable less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

***Capitalization is defined as net bank debt plus shareholders' equity. Capitalization is presented as a measure of the Company's total financing structure.

Net bank debt, capitalization and net working capital are not recognized measures for financial statement presentation under Canadian GAAP. Non-GAAP measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached statements.

Trends, Risks and Uncertainties

See the discussion on pages 4 to 10 of this Annual Information Form.

Outlook

Despite some challenges in fiscal 2003, management believes the fundamentals of the Company's business remain strong. While the appreciation in the Canadian dollar relative to the U.S. dollar, the unusually high level of end-of-season customer returns and the loss of certain significant placement of hearth products with one major customer all had a negative impact on the Company's results, there were several positive developments which management believes will help position the Company for sales and earnings growth in the future.

Firstly, the Company has continued to experience growth in all of its major product categories, especially in barbeque products and water products, through expanded product offerings and increased placement of product with new and existing customers. With its strong product portfolio and its well-established relationships with a broad variety of customers, management believes that the Company is favourably positioned for long term sales growth in all significant product categories.

Secondly, the acquisition in October, 2003 of the assets of Temco Fireplace Products, including a strong manufacturing operation in Mexico, has not only provided the Company with profitable incremental hearth products sales volume, but has also provided the opportunity for the Company to move the manufacture of high-volume, high labour content products to Mexico and significantly reduce the cost of manufacturing these products.

Thirdly, the recently announced restructuring to streamline operating processes, consolidate facilities and

Annual Information Form
February 9, 2004

distribution, and rationalize and shift certain product lines to lower wage-cost locations will result in significant future cost savings which will allow the Company to be more profitable, more competitive and in a better position to pursue sustained, profitable growth into the future.

As discussed earlier in this MD&A, management expects these restructuring initiatives to be completed by the end of fiscal 2004, with the full savings from these initiatives, which management believes will exceed $15 million annually, being realized in fiscal 2005. The total restructuring costs are estimated to be between $30 million and $35 million and the majority of those costs will be incurred in fiscal 2004.

Management believes that fiscal 2004 will be a year of transition for the Company as it undertakes these restructuring initiatives. While operating results for fiscal 2004 are expected to be negatively impacted by the costs to realign and restructure these portions of the Company's business, management believes the completion of these initiatives will place the Company on a stronger foundation from which to achieve its future growth objectives.

Change in Reporting Currency

As discussed above, fluctuations in the foreign exchange rate between the Canadian and U.S. dollar and the effect on the Company's consolidated operating results from the translation of revenues and expenses from the Company's US subsidiaries has had a significant effect on the Company's reported results for 2003 when compared to the previous year. With a significant portion of the Company's operations in the United States, reporting in Canadian dollars will result in variability in the Company's reported results caused by fluctuations in the value of the Canadian dollar relative to the U.S. dollar. Management believes that this foreign exchange impact causes the Company's Canadian dollar results to not be reflective of the Company's true operating performance. In addition, as a result of the completion of the private placement of senior unsecured notes during fiscal 2003, the Company has an increasing U.S. investor base. As a result, the Company feels that reporting in U.S. dollars would provide investors and other users of its financial statements with more relevant and meaningful information on the Company's performance and financial position. As a consequence, effective for fiscal year 2004, CFM will change its financial reporting currency from the Canadian dollar to the U.S. dollar. In accordance with GAAP rules governing a change in reporting currency, all prior year comparative information is translated into U.S. dollars using the current rate method whereby all revenues and expenses having a functional currency other than the U.S. dollar are translated at the average exchange rate that existed during the period and all assets and liabilities are translated at the period-end exchange rate. The change in reporting currency will be effective beginning with the reporting of the Company's results for the first quarter of fiscal 2004 and, in accordance with GAAP, all prior year comparative financial information will also be restated and translated into US dollars. A summary of key financial highlights for fiscal 2003 and 2002 reported in U.S. dollars is as follows:

	September 27, 2003	September 28, 2002
(in millions of US dollars)

Total Assets	462.1	421.5

Total Liabilities	217.3	203.8

Annual Information Form
February 9, 2004

Total Shareholders Equity	244.8	217.7
	462.1	421.5

Operating Highlights

Year ended	September 27, 2003	September 28, 2002
(in millions of US dollars, except earnings per
share)

Sales	470.4	366.8
Gross margin	128.2	110.5
EBITDA before restructuring costs*	59.2	52.1
Net Income	24.2	26.7

EPS	$0.60	$0.67
EPS before restructuring costs**	$0.60	$0.67
Diluted EPS	$0.59	$0.65

* refer to the definition on page 39
** refer to the definition on page 40

MARKET FOR SECURITIES

CFM's common shares are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "CFM".

DIRECTORS AND OFFICERS

NAME, ADDRESS AND OCCUPATION

Name, Municipality	Principal Occupation currently	Director
of Residence and	and within five preceding years	Since

Annual Information Form
February 9, 2004

Position

Colin Adamson	Chairman of the Company since May 1996; Chief Executive	13-Feb-92
Mississauga, Ontario	Officer of the Company since February 1994; Co-Founded
Director	CFM in 1987 and has held various positions with CFM since
Chairman and	1987.
Chief Executive Officer

David Colcleugh	Director of the Company. Chairman of DuPont Canada Inc.	24-Jul-02
Mississauga, Ontario	(a diversified science company, which products include
Director	nylon industrial yarn, synthetic fibers, polymer resins,
packaging films, automotive finishes, crop protection
products, and industrial chemicals) from October 1997 to
August 2003 President and Chief Executive Officer of
DuPont Canada Inc. from October 1997 to January 1, 2003.

William Corbett	Director of the Company. Chairman of The New Providence	12-Apr-94
Oakville, Ontario	Development Company Limited (a real estate developer)
Director	from 1992 to 2003.

William Cullens	Director of the Company. Chairman and Chief Executive	12-Apr-94
Mississauga, Ontario	Officer of Canron Inc., (a manufacturer of structural steel,
Director	plastic pipe and fittings; industrial forgings and machined
products) from 1992 to 2000.

Carlo De Pellegrin	Partner of Williams & Partners Chartered Accountants LLP	08-Dec-94
Richmond Hill, Ontario	since 1997.
Lead Director

Paul Houston	President and Chief Executive Officer of Alderwoods Group	24-Jul-02
Ajax, Ontario	Inc. (a funeral services provider) since 1999. President and
Director	Chief Executive Officer of Scott's Restaurants from 1996 to
1999.

Patrick Keane	Director of the Company. Executive Vice President,	02-Jan-02
Oakville, Ontario	Operations of the Company from 2002 to 2003. President,
Director	Founder and owner, Keanall Holdings Limited (a
Executive Vice President,	manufacturer and distributor of after-market gas grill
Operations	products) from 1981 until 2002.

Annual Information Form
February 9, 2004

John Mayberry	Director of the Company. Chairman of Dofasco Inc. from	30-Apr-03
Burlington, Ontario	2002 to 2003. Chief Executive Officer of Dofasco Inc. from
Director	1993 to 2003. President of Dofasco Inc. from 1993 to 2002.

Bruce Mitchell	President, Chief Executive Officer and Owner of Permian	26-Feb-03
Toronto, Ontario	Industries Limited (a management and holding company and
Director	sole shareholder of Ajax Precision Manufacturing Limited,
Integrated Solutions Group Inc. and Trophy Foods Inc.)
since 1998. Chairman of Promanad Communications Inc.
from 1991 to 1998.

Heinz Rieger	Director of the Company. Vice Chairman of the Company	13-Feb-92
Toronto, Ontario	from May 1996 to May 1997; Chairman of the Company
Director	from February 1994 to May 1996; Co-Founded CFM in
1987 and has held various positions with CFM since 1987.

Mark Proudfoot	President and Chief Operating Officer of the Company since
Richmond Hill, Ontario	July 2003; Vice President, International Business
President and	Development of Emerson Electric Co.(a global consumer
Chief Operating Officer	durables and industrial equipment company) from June 1996
to July 2003.

J. David Wood	Vice President and Chief Financial Officer of the Company
Aurora, Ontario	since July 2002. Senior Vice President, Finance of Atoma
Vice President and Chief	International Inc. (a member of Magna International Inc., a
Financial Officer	leading global supplier of technologically advance
automotive systems, components and complete modules)
from 1999 until July 2002. Director, Finance of Dell
Computer Corp. from 1997 to 1999.

David Myers	Vice President and Chief Human Resources Officer of the
King City, Ontario	Company since May 2003. Vice President, Human
Vice President and Chief	Resources of Minacs World Wide (a customer relationship
Human Resources Officer	management outsourced call centre operation) from
December 2001 to May 2003. Director, Human Resources
of KPMG Consulting from June 1999 to June 2001.
Assistant Vice President, Business Services of Manulife
Financial from May 1997 to June 1999.
Peter Plows	Senior Vice President, Operations of the Company since
Kettleby, Ontario	November 22, 2000. Vice President, Operations of Atoma
Senior Vice President,	International (a member of Magna International Inc., a
Operations	leading global supplier of technologically advanced
automotive systems, components and complete modules)
from 1998 to 2000; U.K. Group Managing Director of
Webasto Group (a major German owned international group
of companies with its principal activity being the design,

Annual Information Form
February 9, 2004

manufacture and supply of sunroofs and heater/air
conditioners to the global automotive industry.) from 1993 to
1998.

Dan Downing	Vice President, Dealer, Distributor, Operations of the	----
Fort Wayne, Indiana	Company since February 2003. Vice President of
Vice President,	Manufacturing and Engineering of the Company from May
Dearler, Distributor,	1997 to February 2003. President, VCMP since May 2002.
Operations	President of RMC from December 2000 to May 2002; Vice
President of Operations of Vermont Castings from
September 1991 to May 1997.

Steve Haramaras	Vice President, U.S. Mass Merchant Operations of the	----
Glenview, Illinois	Company since February 2002; President, Mass Merchant
Vice President, U.S. Mass	Operations of VCMP since May 2002. President of Harris
Merchant Operations	from December 2000 to February 2002. Vice President and
General Manager of Harris from January 1998 to December
2000. Vice President, Sales and Marketing for Harris
Systems Inc. from January 1989 to January 1998.

Kevin Breen	Vice President, Procurement of the Company since	----
Burlington, Ontario	November 2003. Vice President, Purchasing and E Sourcing
Vice President,	Initiatives of Camco Inc./GE Appliances Canada from
Procurement	January 2000 to November 2003. Vice President, Consumer
Service and Parts Sales, Camco Inc./GE Appliances Canada
from July 1998 to January 2000.

Scott Dunlop	Vice President, Corporate Development and General	----
Terra Cotta, Ontario	Counsel of the Company since January 2003. Lawyer at
Vice President, Corporate	Fraser Milner Casgrain LLP from March 2001 to January
Development and	2003. Vice President of the Company from September 1998
General Counsel	to February 2001; Director, Legal Affairs from May 1997 to
September 1998; General Counsel and Secretary of the
Company from May 1997 to February 2001.

Sonya Stark	Director, Legal Affairs, Investor Relations and Corporate	----
Milton, Ontario	Secretary of the Company since February 2001. Legal
Director, Legal Affairs,	Affairs, Corporate Compliance and Investor Relations
Investor Relations and	Officer since October 1995.
Corporate Secretary

David Brash	Director, Corporate Finance of the Company since July	----
Mississauga, Ontario	1997.
Director, Corporate
Finance

Paul Kroetsch	Director of Treasury since January 2004. Treasurer of the	----
Burlington, Ontario	Company from February 2000 to January 2004. Vice
Director of Treasury	President and Treasurer of Millenium Financial (an
insurance holding company) from February 1999 to

Annual Information Form
February 9, 2004

November 1999; Treasurer of Liberty Canada (an insurance
company) from May 1996 to December 1998.

Eileen Foley	Director of Tax of the Company since May 1998. Director	----
Georgetown, Ontario	of Tax of The CFM Majestic Products Company Inc. from
Director of Tax	February 1997 to May 1998.

Term of Office

Each director remains in office until the next annual shareholders' meeting or until his or her successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Company and/or any other applicable law.

Voting Securities

As at the date of this Annual Information Form, being February 9, 2004, directors and senior officers of the Company, as set out on pages 41 to 44 of this Annual Information Form, as a group beneficially owned, directly or indirectly, or exercised control or direction over a total of 11,707,945 common shares, which constitutes 29% of the issued and outstanding common shares of the Company.

Committees

Under the provisions of the Business Corporations Act (Ontario), the Company is required to have an audit committee. Messrs. Corbett, Cullens, De Pellegrin and Houston are currently members of the Company's audit committee. Mr. Corbett is the Chairman of this committee and Mr. De Pellegrin has been designated as the Audit Committee "financial expert" (within the meaning of applicable rules of the U.S. Securities and Exchange Commission (the "SEC")). The SEC has indicated that the designation of Mr. De Pellegrin as an audit committee financial expert does not make him an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the audit committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

The Company also has a Compensation and Corporate Governance Committee of which Mr. Corbett, Mr. Cullens, Mr. De Pellegrin and Mr. Houston are currently members. Mr. Cullens is the Chairman of this committee.

The Corporation has a Business Development Committee of which Mr. Colcleugh, Mr. De Pellegrin, Mr. Mayberry and Mr. Mitchell are currently members. Mr. Colcleugh is the Chairman of this committee.

ADDITIONAL INFORMATION

When the securities of the Company are in the course of a distribution pursuant to a short form prospectus, or a preliminary short-form prospectus has been filed in respect of a distribution of its securities, the Company will provide to any person, upon request to the Secretary of the Company, the following:

(i) one copy of the Annual Information Form (the "AIF"), together with one copy of any

Annual Information Form
February 9, 2004

   document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii) one copy of the comparative financial statements for the most recently completed financial year, together with the accompanying report of the auditor and one copy of any interim financial statements subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the information circular in respect of the most recent annual meeting of shareholders that involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of CFM's common shares, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's latest information circular dated December 31, 2003. Additional financial information is provided in the comparative financial statements for the fiscal year ended September 27, 2003 which are included in the Company's 2003 annual report. A copy of any of the above-referenced documents may be obtained upon request from the Secretary of the Company.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

CFM Corporation (the "Registrant") hereby undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or to transactions in said securities.

B. Consent to Service of Process

The Registrant previously has filed with the SEC a Form F-X in connection with the Common Shares.

DISCLOSURE CONTROLS AND PROCEDURES

As of the Registrant's fiscal year end, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act of 1934 (the "Exchange Act")). Based on that evaluation our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.

As recommended by the Securities and Exchange Commission (the "SEC") in its adopting release, we will continue to periodically evaluate our disclosure controls and procedures and we will be making modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period's specified in the SEC's rules and forms.

INTERNAL CONTROL OVER FINANCIAL REPORTING

As of the end of the period covered by this annual report, there were no changes in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFM CORPORATION

By: /s/ Colin M. Adamson
Colin M. Adamson
Chairman and Chief Executive Officer

Date: February 12, 2004

EXHIBIT INDEX

1.	Audited consolidated financial statements for the fiscal years ended September
27, 2003 and September 28, 2002, together with the auditors' report thereon

2.	Audited consolidated financial statements for the fiscal years ended September
27, 2003 and September 28, 2002, including U.S. generally accepted accounting principles reconciliation (note 24).

3.	Management's Discussion and Analysis of Operating Results and Financial
Position for fiscal 2003

4.	Consent of Ernst & Young LLP

5.	Officers' certifications required by Rule 13a-14(a) or Rule 15d-14(a)

6.	Officers' certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
Section 1350 of Chapter 63 of Title 18 of the United States Code

7.	Business Code of Conduct